ALLIANZ INDEX ADVANTAGE® VARIABLE ANNUITY CONTRACT

Issued by Allianz Life® Variable Account B and Allianz Life Insurance Company of North America (Allianz Life®, we, us, our)

Prospectus Dated: May 1, 2018

The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

This prospectus describes all material rights and obligations of purchasers under an individual flexible purchase payment variable and index-linked deferred annuity contract (Contract). The Contract offers both variable investment options (Variable Options) and index-linked investment options (Index Options). (The Variable Options and the Index Options together are referred to as Allocation Options.) You can allocate your money (Purchase Payments) to any or all of the Variable Options or Index Options. The Contract also offers various standard annuity features, including multiple fixed annuitization options (Annuity Options), a free withdrawal privilege, and a guaranteed death benefit (Traditional Death Benefit). For an individually owned Contract, the annuity can be a single or joint annuity. The Contract has a six-year withdrawal charge period. ~~The Contract also offers~~ At issue, purchasers can select the optional Maximum Anniversary Value Death Benefit for an additional fee described in ~~section 11.~~ Fee Tables and section 8. The Maximum Anniversary Value Death Benefit is not available to Contracts issued before the date of this prospectus. The Maximum Anniversary Value Death Benefit locks in any annual Index Anniversary investment gains (Maximum Anniversary Value) to potentially provide an increased death benefit~~.~~ as described in section 11.

If you allocate Purchase Payments to the Variable Options, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options' performance. **The Variable Options do not provide any protection against loss of principal. You can lose money you allocate to the Variable Options.**

Variable Options Currently Available		
AZL® MVP Growth Index Strategy Fund	AZL® MVP Balanced Index Strategy Fund	AZL® Government Money Market Fund

If you allocate Purchase Payments to the Index Options, you receive annual returns (Credits) based on the performance of one or more nationally recognized third-party broad based securities indices (Index or Indices). Unlike the Variable Options, the Index Options do not involve a direct or indirect investment by you in any underlying Index and do not participate directly in the equity market. Instead, Credits are an obligation of Allianz Life, and are subject to the claims paying ability and financial strength of Allianz Life. These Credits are calculated by us based on annual changes in the Index's value.

All Index Credit calculation methods (Crediting Methods) provide a combination of a Credit that is calculated by reference to Index performance, a level of protection against negative Index performance, and a limit or Cap on participation in positive Index performance. The Crediting Methods are described in more detail in section 7, Index Options. The Indices are described in more detail in Appendix A.

Crediting Methods ~~Currently Available~~	Indices ~~Currently Available~~
Index Protection Strategy	S&P 500® Index
Index Precision Strategy	Russell 2000® Index
Index Performance Strategy	Nasdaq-100® Index
Index Guard Strategy	EURO STOXX 50®

NOTE:

- **The Index Protection Strategy is not available to ~~new~~ Contracts issued in Missouri or Washington on or after the date of this prospectus.** If in future years the renewal rates for the Index Performance Strategy, Index Guard Strategy or Index Precision Strategy are not acceptable to you, you will not be able to transfer into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money and previously applied positive Credits.
- ~~Other availability~~ Availability restrictions for the Crediting Methods and Indices for Contracts issued before the date of this prospectus are detailed in section 7, Index Options.

The **Index Protection Strategy** provides a Declared Protection Strategy Credit (DPSC) if the current Index Value (Index price at the end of the Business Day on the Index Anniversary as provided by Bloomberg or another market source) is equal to or greater than the Index Value on the last Index Anniversary. If the current Index Value is less than the Index Value on the last Index Anniversary you do not receive the DPSC, but you also do not receive a negative Credit. Amounts withdrawn from the Index Protection Strategy Index Options during the year do not receive the DPSC. We can change the DPSCs at the beginning of each Index Year. An Index Year is a twelve-month period beginning on the Index Effective Date and each subsequent Index Anniversary. An Index Anniversary is a twelve-month anniversary of the Index start date (Index Effective Date) and is the date we apply Credits.

The **~~Index Precision Strategy,~~ Index Performance Strategy, <u>Index Guard Strategy,</u> and Index ~~Guard~~<u>Precision</u> Strategy** each provide a different form of Credit calculation. Under the Index Performance Strategy and Index Guard Strategy you receive a positive Performance Credit based on positive Index Return (annual percentage change in Index Value from one Index Anniversary to the next) subject to an upper limit called the Cap. If the Index Return is negative~~,~~ you will receive a negative Performance Credit under the Index Performance Strategy if the loss is greater than a specified percentage called the Buffer. Under the Index Guard Strategy you receive a negative Performance Credit if the Index Return is negative~~; but your negative Credit will never be less than~~ <u>down to the amount of</u> a specified percentage called the Floor. Under the Index Precision Strategy you receive a positive Performance Credit equal to the Precision Rate if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary. This is similar to the DPSC in that a positive Performance Credit is equal to the rate set at the beginning of each Index Year. Precision Rates will generally be greater than the DPSC, though they will generally be less than the Index Performance Strategy Caps. If the current Index Value is less than the Index Value on the last Index Anniversary you receive a negative Performance Credit under the Index Precision Strategy if the negative Index Return is greater than the Buffer, which is similar to negative Performance Credits under the Index Performance Strategy. *<u>Please note, since the Index Value is priced only on the Index Effective Date and subsequent Index Anniversaries, the Index Return does not account for changes in Index Value during the Index Year.</u>* **A negative Performance Credit means that you can lose money. For more information please see "How Do the Index-Linked Crediting Methods Compare?" on page 14.**

We can change the Precision Rates and Caps at the beginning of each Index Year, but we <u>generally</u> establish the Buffers and Floors on the date ~~an~~<u>we issue your Contract (Issue Date). However, if we add a new</u> Index Option ~~is added to your Contract and we cannot change them.~~<u>to a Contract issued before the date of this prospectus, we establish the Buffer or Floor for it on the date we add the Index Option to the Contract. We cannot change Buffers or Floors after they are established. DPSCs,</u> Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy. Amounts allocated to the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options may fluctuate between Index Anniversaries. We base interim values on a calculation called the Daily Adjustment, which reflects changes in market value of an Index Option. **You can lose money <u>(including previously applied positive Credits)</u> that you allocate to the Index Precision Strategy and Index Performance Strategy if Index losses are greater than the Buffer, or the Index Guard Strategy for Index losses down to the Floor. This loss could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose ~~principal~~<u>money (including previously applied positive Credits)</u> even if the Index ~~Return~~<u>return</u> is positive on the date of withdrawal due to the application of the Daily Adjustment.**

Amounts allocated to all of the Index Options may also fluctuate based on the Alternate Minimum Value. The Alternate Minimum Value is the guaranteed minimum on the value of each Index Option (Index Option Value) if you take a withdrawal, annuitize the Contract, transfer out of Index Options to the Variable Options, or if we pay a death benefit.

The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest return potential, ~~and~~<u>but</u> provides the most protection. Potential returns and risks are higher for the other Crediting Methods.

Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the DPSC, though they will generally be less than the Index Performance Strategy Caps. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers, and for the Index Guard Strategy by the Floor. The ~~Buffer has~~<u>Buffers have</u> protection for smaller negative returns, but also ~~has~~<u>have</u> the potential for the largest loss in any one year. The Index

Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the ~~Buffer~~Buffers.

All guarantees under the Contract are the obligations of Allianz Life and are subject to the claims paying ability and financial strength of Allianz Life.

The Contract involves certain risks, as described in section 1, Risk Factors on page 22 of this prospectus.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.

Index-linked annuity contracts are complex insurance and investment vehicles. Purchasers should speak with a Financial Professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate based upon the purchaser's financial situation and objectives. The primary purpose of this prospectus is to offer the product for sale; it is not intended to constitute a suitability recommendation or fiduciary advice. Please consult your Financial Professional for a specific recommendation to purchase the Contract.

Allianz Life Variable Account B is the Separate Account that holds the assets allocated to the Variable Options. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, or on the EDGAR database on the SEC's website (www.sec.gov). A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC on Form N-4 and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI's table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information are also available on the EDGAR database.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable and index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.

Accumulated Alternate Interest – the sum of alternate interest earned for the entire time you own your Contract. The alternate interest for each Index Year is equal to the Alternate Minimum Base multiplied by the alternate interest rate. The alternate interest rate is stated in your Contract and does not change for the entire time you own your Contract. We use the Accumulated Alternate Interest to calculate the Alternate Minimum Value.

Accumulation Phase – the initial phase of your Contract before you apply your Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date.

Allocation Options – the Variable Options and Index Options available to you under the Contract.

Alternate Minimum Base – the Index Option Value at the beginning of an Index Year multiplied by the AMB Factor. We use the Alternate Minimum Base to determine the amount of interest earned on the Alternate Minimum Value.

Alternate Minimum Value – the guaranteed minimum Index Option Value we provide for each Crediting Method if you take a withdrawal, annuitize the Contract, transfer out of Index Options to the Variable Options, or if we pay a death benefit.

AMB Factor – the percentage of the Index Option Base that determines the Alternate Minimum Base on the Index Effective Date and each Index Anniversary. The AMB Factor is stated in your Contract and does not change for the entire time you own your Contract. We use the AMB Factor to calculate the Alternate Minimum Value.

AMV Factor – the percentage of the Index Option Base that determines the Alternate Minimum Value on the Index Effective Date and each Index Anniversary. The AMV Factor is stated in your Contract and does not change for the entire time you own your Contract.

Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.

Annuity Date – the date ~~we~~ begin making Annuity Payments to the Payee from the Contract.

Annuity Options – the annuity income options available to you under the Contract.

Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.

Annuity Phase – the phase the Contract is in once Annuity Payments begin.

Beneficiary – the person(s) the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.

Buffer – under the Index Precision Strategy and Index Performance Strategy, this is the negative Index Return that Allianz Life absorbs before applying a negative Performance Credit. We generally establish a Buffer for each Index Precision Strategy and Index Performance Strategy Index Option on the Issue Date. However, if ~~an~~we add a new Index Option~~is added~~ to ~~your~~a Contract ~~after the Issue Date,~~issued before the date of this prospectus, we establish the Buffer for ~~that Index Option is established~~it on the date we add the Index Option~~is added~~ to your Contract. Buffers are stated in your Contract and do not change after they are established.

Business Day – each day on which the New York Stock Exchange is open for trading, except, with regard to a specific Variable Option, when that Variable Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

Cap – under the Index Performance Strategy and Index Guard Strategy, this is the maximum potential Performance Credit for an Index Option. We set a Cap for each Index Performance Strategy and Index Guard Strategy Index Option on the Index Effective Date and each Index Anniversary. The Caps applicable to your Contract are shown on the Index Options Statement.

Charge Base – the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. We use the Charge Base to determine the next product ~~fee and rider~~ fee we deduct.

Contract – the individual flexible purchase payment variable and index-linked deferred annuity contract described by this prospectus.

Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.

Contract Value – on any Business Day, the sum of your Index Option Value(s) and Variable Account Value. The Contract Value does not include any currently applicable withdrawal charge, final product fee, final rider fee (if applicable), or final contract maintenance charge. The Variable Account Value component of the Contract Value fluctuates each Business Day. The Index Option Value component of the Contract Value is adjusted on each Index Anniversary to reflect Credits, which can be negative with the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. **A negative Credit means that you can lose money.** The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values also reflect the Daily Adjustment on every Business Day other than the Index Anniversary.

Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.

Credit – the annual return you may receive when you allocate money to an Index Option. Credits may be positive, zero, or, in some instances, negative if you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy. **A negative Credit means that you can lose money.**

Crediting Method – a method we use to calculate annual Credits if you allocate money to an Index Option.

Daily Adjustment – the change in the market value of an Index Option under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy as discussed in section 7, Index Options and Appendix B. Each Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option has a Daily Adjustment. We use the Daily Adjustment to calculate the Index Option Values for these Index Options on each Business Day during the Index Year other than the Index Effective Date or Index Anniversary. The Daily Adjustment can affect the amounts available for withdrawals, annuitizations, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge.

Declared Protection Strategy Credit (DPSC) – the positive Credit we apply on an Index Anniversary under the Index Protection Strategy if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). We set the DPSCs on the Index Effective Date and each Index Anniversary. The DPSCs applicable to your Contract are shown on the Index Options Statement.

Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit or Maximum Anniversary Value Death Benefit.

Financial Professional – the person who advises you regarding the Contract.

Floor – under the Index Guard Strategy, this is the lowest potential negative Performance Credit for an Index Option. We generally establish a Floor for each Index Guard Strategy Index Option on the Issue Date. However, if ~~an~~we add a new Index Option ~~is added~~ to ~~your~~a Contract ~~after the Issue Date~~issued before the date of this prospectus, we establish the Floor for ~~that Index Option is established~~it on the date we add the Index Option ~~is added~~ to your Contract. Floors are stated in your Contract and do not change after they are established.

Good Order – a request is in "Good Order" if it contains all of the information we require to process the request. If we require information to be provided in writing, "Good Order" also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at our Service Center after delivery to the correct mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact our Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.

Index (Indices) – one (or more) of the nationally recognized third-party broad based securities Indices available to you under the Crediting Methods in your Contract.

Index Anniversary – a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary. If an Index Anniversary does not occur on a Business Day, we consider it to occur on the next Business Day for the purposes of determining Index Values and Index Returns, applying Credits, and setting the DPSCs, Precision Rates and Caps.

Index Effective Date – the date shown on the Index Options Statement that starts the first Index Year. When you purchase this Contract you select the Index Effective Date as discussed in section 4, Purchasing the Contract – Allocation of Purchase Payments and Transfers Between the Allocation Options.

Index Guard Strategy – one of the Index Crediting Methods ~~available to you under the Contract~~ described in section 7, Index Options. Section 7 also includes availability restrictions for the Index Guard Strategy. The Index Guard Strategy calculates Performance Credits based on Index Returns subject to a Cap and Floor. You can receive negative Performance Credits under this Crediting Method, **which means you can lose ~~principal~~money (including previously applied positive Credits)**. The Index Guard Strategy is more sensitive to smaller negative market movements that persist over time because the Floor reduces the impact of large negative market movements. In an extended period of smaller negative market returns, the risk of loss is greater with the Index Guard Strategy than with the Index Performance Strategy and Index Precision Strategy.

Index Option – the index-linked investment options to which you can allocate money under the Contract. Each Index Option is the combination of an Index and a Crediting Method.

Index Option Base – an amount we use to calculate Credits and the Daily Adjustment. The Index Option Base is equal to the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Credits.

Index Option Value – on any Business Day it is equal to the value in an Index Option. We establish an Index Option Value for each Index Option you select. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, rider fee (if applicable), and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy also includes the Daily Adjustment. If you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit each Index Option Value for each Crediting Method also includes any increase from the Alternate Minimum Value.

Index Options Statement – an account statement we mail to you on the Index Effective Date and each Index Anniversary thereafter. On the Index Effective Date, the statement shows the initial Index Values, DPSCs, Precision Rates and Caps for the Index Options you selected. On each Index Anniversary, the statement shows the new Index Values, Credits received, and renewal DPSCs, Precision Rates and Caps that are effective for the next year for the Index Options you selected.

Index Performance Strategy – one of the Index Crediting Methods ~~available to you under the Contract~~ described in section 7, Index Options. Section 7 also includes availability restrictions for Index Performance Strategy. The Index Performance Strategy calculates Performance Credits based on Index Returns subject to a Cap and Buffer. You can receive negative Performance Credits under this Crediting Method, **which means you can lose ~~principal~~money (including previously applied positive Credits)**. The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.

Index Precision Strategy – one of the Index Crediting Methods ~~available to you under the Contract~~ described in section 7, Index Options. Section 7 also includes availability restrictions for Index Precision Strategy. The Index Precision Strategy calculates Performance Credits based on Index Values and Index Returns subject to the Precision Rate and Buffer. You can receive negative Performance Credits under this Crediting Method, **which means you can lose ~~principal~~money (including previously applied positive Credits)**. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the DPSCs, though they will generally be less than the Index Performance Strategy Caps. The Index Precision Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.

Index Protection Strategy – one of the Index Crediting Methods available to you under the Contract described in section 7, Index Options. Section 7 also includes availability restrictions for Index Protection Strategy. Under the Index Protection Strategy you receive the DPSCs if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). The Index Protection Strategy provides the most protection because you cannot receive a negative Credit under this Crediting Method.

Index Return – annual percentage change in Index Value on each Index Anniversary we use to determine the Performance Credits under the Index Performance Strategy and Index Guard Strategy, and negative Performance Credits under the Index Precision Strategy. The Index Return is an Index's current Index Value, minus its Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by its Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary).

Index Value – an Index's price at the end of the Business Day on the Index Effective Date and each Index Anniversary as provided by Bloomberg or another market source.

Index Year – any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date. We must receive your initial Purchase Payment and all necessary information before we issue the Contract.

Joint Owners – two Owners who own a Contract.

Lock Date – under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy, this is the Business Day we process your request to lock in an Index Option Value (a Performance Lock) before the Index Anniversary.

Maximum Anniversary Value – the highest Contract Value on any Index Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals, used to determine the Maximum Anniversary Value Death Benefit as discussed in section 11. Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.

Maximum Anniversary Value Death Benefit – an optional benefit described in section 11 that has an additional rider fee and is intended to potentially provide an increased death benefit.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

Owner – "you," "your" and "yours." The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Performance Lock – a feature under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy that allows you to lock in each of your current Index Option Values before the Index Anniversary. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date, Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

Performance Credit – the Credit we apply on the Index Anniversary under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. We base Performance Credits on Index Values and Index Returns limited by the Precision Rate, Cap, Buffer and Floor. Performance Credits can be negative, **which means that you can lose money**.

Precision Rate – the positive Performance Credit we apply under the Index Precision Strategy if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). We set a Precision Rate for each Index Precision Strategy Index Option on the Index Effective Date and each Index Anniversary. The Precision Rates applicable to your Contract are shown on the Index Options Statement.

Proxy Investment – an investment tracking mechanism we establish that is structured as a hypothetical set of call and put options designed to provide the same returns as the Performance Credits under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy on an Index Anniversary. We use the Proxy Investment to calculate the Daily Adjustment between Index Anniversaries. For more information, see Appendix B.

Proxy Value – the value of the Proxy Investment for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option used to calculate the Daily Adjustment as discussed in Appendix B.

Purchase Payment – the money you put into the Contract.

Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs. We may also issue an Inherited IRA and Inherited Roth IRA to make any required minimum distribution payments to a beneficiary of a previously held tax-qualified arrangement.

Quarterly Contract Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.

Separate Account – Allianz Life Variable Account B is the Separate Account that issues the variable investment portion of your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the Variable Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Variable Option. The Separate Account is registered with the SEC as a unit investment trust, and may be referred to as the Registered Separate Account.

Service Center – the area of our company that provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.

Traditional Death Benefit – the death benefit provided by the Contract that is equal to the greater of Contract Value (after deduction of the final product fee), or total Purchase Payments adjusted for withdrawals. Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.

Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

Variable Account Value – on any Business Day, the sum of the values in your selected Variable Options. The Variable Account Value includes the deduction of the Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, rider fee, and withdrawal charge.

Variable Options – the variable investments available to you under the Contract. Variable Option performance is based on the securities in which they invest.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge as discussed in section 8, Expenses – Withdrawal Charge.

SUMMARY

The Allianz Index Advantage Variable Annuity is a variable and index-linked deferred annuity product. The product or certain product features may not currently be available in all states or on all Contracts, may vary in your state, or may not be available from all selling firms or from all Financial Professionals. When you purchase a Contract, you tell us how to allocate your money. You can select any or all of the available Variable Options and Index Options. Check with your Financial Professional regarding availability of Allocation Options. Your allocations must be in whole percentages and we only allow allocations to the Index Options once each Index Year. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary. If you allocate money to the Variable Options offered through the Contract, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options performance.

If you allocate money to an Index Option, we calculate an annual return or Credit, on each Index Anniversary. The Credit is based on the change in value of one or more nationally recognized third-party broad based securities Indices. Credits may be positive, zero, or, in some instances, negative, depending on the Index Option you select. Positive Credits are limited by the DPSCs under the Index Protection Strategy, the Precision Rates under the Index Precision Strategy, and the Caps under the Index Performance Strategy and Index Guard Strategy. Under the Index Precision Strategy and Index Performance Strategy, there are also Buffers on negative Credits, but there is no protection for negative Credits for losses greater than the Buffer. Under the Index Guard Strategy there is a Floor on negative Credits, which determines the minimum Performance Credit you can receive. Once we issue your Contract we can change the DPSCs, Precision Rates and Caps annually. We generally establish the Buffers and Floors on the ~~date we issue the Contract (~~Issue Date~~)~~. However, if ~~an~~we add a new Index Option ~~is added~~ to ~~your~~a Contract ~~after the Issue Date~~issued before the date of this prospectus, we establish the Buffer or Floor for ~~that Index Option is established~~it on the date we add the Index Option ~~is added~~ to your Contract. Your Buffers and Floors are stated in your Contract and they cannot change after they are established. We publish any changes to the Buffers and Floors for newly issued Contracts, and changes to initial and renewal DPSCs, Precision Rates and Caps at least seven calendar days before they take effect on our website at www.allianzlife.com/indexrates.

NOTE:

- **You can lose money (including previously applied positive Credits) that you allocate to the Index Precision Strategy and Index Performance Strategy if Index losses are greater than the Buffer, or the Index Guard Strategy for Index losses down to the Floor. You cannot lose money (or previously applied positive Credits) that you allocate to the Index Protection Strategy due to Index losses. The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy include a risk of potential loss of principal and this loss could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose ~~principal~~money (including previously applied positive Credits) even if the current Index return is positive on the date of withdrawal.**

- **The Index Protection Strategy is not available to ~~new~~ Contracts issued in Missouri or Washington on or after the date of this prospectus.** If in future years the renewal rates for the Index Performance Strategy, Index Guard Strategy or Index Precision Strategy are not acceptable to you, you will not be able to transfer Index Option Value into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money (including previously applied positive Credits).

- ~~Other availability~~Availability restrictions for the Crediting Methods and Indices for Contracts issued before the date of this prospectus are detailed in section 7, Index Options.

During the Index Year, the Index Protection Strategy Index Option Values do not change for Index performance. Amounts withdrawn from the Index Protection Strategy during the Index Year will not receive a DPSC. On each Business Day during the Index Year, other than the Index Effective Date or Index Anniversary, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values change for Index performance through the Daily Adjustment. A Business Day is any day the New York Stock Exchange is open, except, with regard to a specific Variable Option, when that Variable Option does not value its shares. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer for the Index Precision Strategy and Index Performance Strategy, or losses down to the Floor for the Index Guard Strategy. **Even if the current Index return during the Index Year is positive, the Daily Adjustment may be negative until the Index Anniversary. This means if money is withdrawn or removed from the Index Precision Strategy, Index Performance Strategy, or Index Guard Strategy, you could ~~receive~~**

~~reduced principal~~lose money (including previously applied positive Credits) even if the current Index return is positive on that day. If the current Index return during the Index Year is negative ~~but within the Buffer for Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. Similarly, if the current Index return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary~~, the Daily Adjustment could result in losses greater than the protection provided by the Buffer or the Floor.

The Contract has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase your Contract Value (the total of your Variable Account Value and all Index Option Values) fluctuates based on the returns of your selected Variable Options and Index Options. During the Accumulation Phase you can add Purchase Payments to your Contract, take withdrawals, and we pay a death benefit if you die.

The Accumulation Phase of your Contract ends and the Annuity Phase starts once you begin Annuity Payments. For an individually owned Contract, Annuity Payments can be either single or joint. You can take Annuity Payments based on your Contract Value as discussed in section 10, The Annuity Phase.

Who Should Consider Purchasing the Contract?

We designed the Contract for people who are looking for a level of protection for their principal while providing potentially higher returns than are available on traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk, nor someone who is seeking unlimited investment performance.

We offer other annuity contracts that may address your investment and retirement needs. These contracts include variable annuities, variable and index-linked annuities~~, fixed annuities,~~ and fixed index annuities. These annuity products may offer different features and benefits more appropriate for your needs, including allocation options, fees and/or charges that are different from those in the Contract offered by this prospectus. Not every contract is offered through every Financial Professional. Some Financial Professionals or selling firms may not offer and/or limit offering of certain features and benefits, as well as limit the availability of the contracts based on criteria established by the Financial Professional or selling firm.

These alternative contracts may have different Index Options, and different rates and minimums for the DPSCs, Precision Rates, Caps, Buffers, and Floors. DPSCs and Caps may also be affected, positively or negatively, by expenses we incur in providing other contract features. For example, a contract that has a product fee may be able to set higher DPSCs, Precision Rates, and Caps than a contract without a product fee. ~~Of course, the~~The deduction of the product fee reduces Index Option Values, which may offset the effect of higher DPSCs, Precision Rates, and Caps. For more information about these contracts, please contact your Financial Professional or our Service Center.

What Are the Contract's Charges?

The Contract includes a product fee, contract maintenance charge, transfer fee, and withdrawal charge, and a rider fee if you select the Maximum Anniversary Value Death Benefit. These fees and charges are discussed in more detail in section 8, Expenses.

We assess a 1.25% annualized product fee for the Contract. Contracts with the Maximum Anniversary Value Death Benefit also have an additional annualized rider fee of ~~0.15~~0.20%. The product and rider fees are deducted quarterly during the Accumulation Phase while your Contract Value is positive. We calculate and accrue the product and rider fees on a daily basis as a percentage of the Charge Base. The Charge Base is the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. A Quarterly Contract Anniversary is the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.

We assess a $50 contract maintenance charge annually, but we waive this charge if your Contract Value is at least $100,000.

We assess a $25 transfer fee for each transfer in excess of 12 between the Variable Options in a Contract Year. A Contract Year is any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary (a twelve-month anniversary of the Issue Date).

The withdrawal charge is calculated based upon Purchase Payments. The withdrawal charge period applies separately to each Purchase Payment. The withdrawal charge starts at 8.5% and decreases to zero after we have had a Purchase Payment for six complete years. During the period that the withdrawal charge applies, if you withdraw more than is

allowed under the free withdrawal privilege, we may deduct a withdrawal charge. (See section 9, Access to Your Money – Free Withdrawal Privilege.)

Contract charges and pro-rata fees are assessed on any full or partial withdrawal from either the Variable Options or the Index Options as discussed in more detail in section 8, Expenses.

What Are the Contract's Benefits?

The Contract offers a variety of variable and index-linked Allocation Options, each with different return and risk characteristics. The Contract has a free withdrawal privilege that allows you to withdraw up to 10% of your total Purchase Payments from your Contract each Contract Year during the Accumulation Phase without incurring a withdrawal charge. The Contract includes a waiver of withdrawal charge benefit in most states that allows you to take money out of the Contract without incurring a withdrawal charge if you are confined to a nursing home for a period of time. Keep in mind that if you withdraw money from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary, we first calculate the Index Option Value by adding the Daily Adjustment (which can be negative), even if the withdrawal is not subject to a withdrawal charge. The Contract has several Annuity Options which can provide guaranteed income for life, or life and term certain. (For more information see section 9, Access to Your Money and section 10, The Annuity Phase.) We also pay a death benefit to your Beneficiary(s) if you die before Annuity Payments begin.

What Are the Index-Linked Crediting Methods and How Do They Work?

The Contract offers four Index Crediting Methods: the **Index Protection Strategy, Index ~~Precision~~Performance Strategy, Index ~~Performance~~Precision Strategy and Index Guard Strategy**. However, all Crediting Methods may not currently be available in all states or on all Contracts. All of these Crediting Methods are compared as described later in this section under "How Do the Index-Linked Crediting Methods Compare?" A more detailed description of the Crediting Methods, including availability restrictions, is included in section 7, Index Options.

The **Index Protection Strategy** provides a DPSC on each Index Anniversary if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary, regardless of the amount of actual Index Return. If the current Index Value is less than the Index Value on the last Index Anniversary you do not receive the DPSC, but you also do not receive a negative Credit.

The **Index Performance Strategy** provides a positive Performance Credit if the Index Return is positive, adjusted by an upper limit called the Cap. If the Index Return is negative, you will receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. **A negative Performance Credit means ~~that~~ you can lose money (including previously applied positive Credits).** If the Index Return is negative, but the loss is less than or equal to the Buffer, your Performance Credit is zero.

The **Index Precision Strategy** provides a positive Performance Credit equal to the Precision Rate on each Index Anniversary if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary. This is similar to the DPSC in that a positive Performance Credit is equal to the rate set at the beginning of each Index Year. Precision Rates will generally be greater than the DPSCs, though they will generally be less than the Index Performance Strategy Caps. If the current Index Value is less than the Index Value on the last Index Anniversary you receive a negative Performance Credit if the negative Index Return is greater than the Buffer, which is similar to negative Performance Credits under the Index Performance Strategy. **A negative Performance Credit means ~~that~~ you can lose money (including previously applied positive Credits).** If the Index Return is negative, but the loss is less than or equal to the Buffer, your Performance Credit is zero.

The **Index Guard Strategy** also provides a positive Performance Credit if the Index Return is positive, limited by the Cap. If the Index Return is zero, your Performance Credit is zero. You will receive a negative Performance Credit if the Index Return is negative~~, but your negative Credit will never be less than~~ down to the amount of a specified percentage called the Floor. **A negative Performance Credit means ~~that~~ you can lose money (including previously applied positive Credits).**

Please note, since the Index Value is priced only on the Index Effective Date and subsequent Index Anniversaries, the Index Return does not account for changes in Index Value during the Index Year.

We cannot eliminate or modify the four Crediting Methods; however, we can adjust the renewal DPSCs, Precision Rates and Caps each Index Year. We can replace or substitute an Index either on an Index Anniversary or during the Index Year as described in section 1, Risk Factors – Substitution of an Index. We can add new Crediting Methods and Indices to your Contract in the future, and you can select these Crediting Methods and Indices if they are made available to you.

NOTE: For historical information on the Buffers, Floors and initial DPSCs, Caps and Precision Rates that we offered to newly issued Contracts, and renewal DPSCs, Caps and Precision Rates that we offered to inforce Contracts please see Appendix C. This information is for historical purposes only; it is not a representation as to future Buffers, Floors, DPSCs, Precision Rates, or Caps.

When Do You Establish the Values Used to Determine Index-Linked Credits?

We generally establish the Buffers and Floors on the Issue Date. However, the Buffers and Floors we currently offer for newly issued Contracts may change before we issue your Contract. For information on the Buffers and Floors we currently offer for newly issued Contracts, see our website at www.allianzlife.com/indexrates. For newly issued Contracts, we publish any changes to the Buffers and Floors on our website at least seven calendar days before they take effect. ~~The minimum Buffer is 5%, and the minimum Floor is -25%. If an~~If we add a new Index Option ~~is added~~ to ~~your~~a Contract ~~after the Issue Date,~~issued before the date of this prospectus, we establish the Buffer or Floor for ~~that Index Option is established~~it on the date we add the Index Option ~~is added~~ to your Contract. Your actual Buffers and Floors are stated in your Contract and cannot change after they are established. The minimum Buffer that we can establish is 5%, and the minimum Floor is -25%. These minimums are the least amount of protection that you could receive from negative Index Returns. Any decline in Index Return in excess of the Buffer reduces your Contract Value. For example, if we set the Buffer at 5% we would absorb the first 5% of any negative Index Return and you could lose up to 95% of the Contract Value in that Index Option. However, any decline in Index Return in excess of the Floor is absorbed by us. For example, if we set the Floor at -25% your maximum loss would be limited to 25% of the Contract Value in that Index Option due to negative Index Returns and we would absorb any remaining loss.

We can change the initial DPSCs, Precision Rates and Caps we currently offer for newly issued Contracts frequently at our discretion. However, once these rates are established for your Contract on the Index Effective Date they cannot change until the next Index Anniversary. For information on the initial DPSCs, Precision Rates and Caps we currently offer for newly issued Contracts, see our website at www.allianzlife.com/indexrates. For newly issued Contracts, we publish any changes to the initial DPSCs, Precision Rates and Caps on our website at least seven calendar days before they take effect. These initial DPSCs, Precision Rates and Caps may change before your Index Effective Date. The minimum DPSC, Precision Rate and Cap is 1.50% for the entire time you own your Contract. We inform you of the initial DPSCs, Precision Rates and Caps for your Contract in the Index Options Statement, which is the account statement we mail to you on the Index Effective Date and each Index Anniversary. The Index Options Statement also includes the Index Values on the Index Effective Date and each subsequent Index Anniversary. We use these Index Values to determine Index Returns and Credits.

DPSCs, Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy.

Once we issue your Contract, we can change the renewal DPSCs, Precision Rates and Caps annually on each Index Anniversary, in our discretion. We will send you a letter at least 30 days before each Index Anniversary. This letter advises you that your current DPSCs, Precision Rates and Caps are expiring on the upcoming Index Anniversary, and the renewal DPSCs, Precision Rates and Caps for the next Index Year will be available for your review in your account on our website at least seven calendar days before the upcoming Index Anniversary. We also have a link to your Contract information with your renewal DPSCs, Precision Rates and Caps on our website at www.allianzlife.com/indexrates. Your Index Options Statement that we mail on each Index Anniversary will include the actual renewal DPSCs, Precision Rates and Caps you received for the current Index Year. The Index Anniversary letter also reminds you of your opportunity to transfer Contract Value from the Variable Options to the Index Options, or rebalance your Index Option Values, on the upcoming anniversary. We must receive your transfer instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Index Anniversary (or the next Business Day if the Index Anniversary is not a Business Day). If we do not receive transfer instructions from you, your Index Option Value will remain allocated to your existing Index Options at the renewal DPSCs, Precision Rates and Caps. A request is in "Good Order" when it contains all the information we require to process it. Our Service Center is the area of our company that issues Contracts and provides Contract maintenance and routine customer service.

NOTE:

- The DPSCs, Precision Rates and Caps may be different for newly issued Contracts and for inforce Contracts, even if the Contracts have Index Effective Dates with the same month and day. The initial DPSCs, Precision Rates and Caps for newly issued Contracts may be higher or lower than the renewal DPSCs, Precision Rates and Caps for inforce Contracts. However, all inforce Contracts with Index Effective Dates in the same date range will receive the same renewal DPSCs, Precision Rates and Caps.

    For example, if on January 1, 2015 we set initial and renewal Caps for the Index Performance Strategy Index Option using the S&P 500® Index for Contracts with Index Effective Dates of January 7 through February 3, these Caps might hypothetically be as follows: 13% for newly issued Contracts, 14% for inforce Contracts issued in 2014, and 12% for inforce Contracts issued in 2013.

- If your Contract is still within its Free Look/Right to Examine period you may be able to take advantage of any increase in initial DPSCs, Precision Rates or Caps for newly issued Contracts by cancelling your existing Contract and purchasing a new Contract.

What Factors Impact the DPSCs, Precision Rates and Caps?

The DPSCs, Precision Rates and Caps will vary depending upon a variety of factors, including our hedging strategies and investment performance, your Index Effective Date, and the level of interest rates and volatility on your Index Effective Date and on Index Anniversaries. The DPSCs, Precision Rates, and Caps are also affected by the amount of money available to us through Contract charges to purchase hedging instruments.

While initial and renewal DPSCs, Precision Rates and Caps may be affected by a variety of factors (including, ~~for example,~~ a change in the current level of interest rates), the effect of a change in interest rates or other market conditions on the DPSCs, Precision Rates and Caps may not be direct or immediate. There may be a lag in changes to DPSCs, Precision Rates and Caps. In a rising interest rate environment, increases in Caps, if any, may be substantially slower than increases in interest rates.

(For more information see section 7, Index Options.)

How Do the Index-Linked Crediting Methods Compare?

Crediting Methods	Indices	Guaranteed Minimum Rates
Index Protection Strategy	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®	DPSCs cannot be less than 1.50%
Index Performance Strategy	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®	Caps cannot be less than 1.50% Buffers cannot be less than 5%
Index Guard Strategy	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®	Caps cannot be less than 1.50% Floors cannot be less than -25%
Index Precision Strategy	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®	Precision Rates cannot be less than 1.50% Buffers cannot be less than 5%

Availability restrictions for the Crediting Methods and Indices are detailed in section 7, Index Options.

The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest return potential, ~~and~~but provides the most protection. You cannot lose money (or previously applied positive Credits) that you allocate to the Index Protection Strategy due to negative Index performance. Potential returns and risks are higher for the other Crediting Methods.

Although the ~~Index Precision Strategy,~~ Index Performance Strategy ~~and~~, Index Guard Strategy and Index Precision Strategy offer higher potential returns than the Index Protection Strategy, you can lose money (including previously applied positive Credits) that you allocate to these Crediting Methods due to negative Index performance **and these losses could be significant.** Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the ~~DPSC~~DPSCs, ~~though~~but they will generally be less than the Index Performance Strategy Caps. However, in extreme market environments it is possible that all rates will be equal and reduced to the minimum of 1.50%. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers, and for the Index Guard Strategy by the Floor. The ~~Buffer has~~Index Precision Strategy and Index Performance Strategy Buffers have protection for smaller negative ~~returns~~market movements, but also ~~has~~have the potential for the largest loss in any one year that has a significant market decline. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the ~~Buffer~~Buffers. The Index Guard Strategy is sensitive to smaller negative market movements that persist over time, but provides more certainty regarding the maximum loss in any one year. ~~The Index Precision Strategy and Index Performance Strategy have protection for smaller negative market movements, but they also have the potential for the largest loss in any one year.~~

~~**Example**~~

~~Assume for the S&P 500® Index the DPSC is 4%, the Precision Rate is 8%, the Index Performance Strategy and Index Guard Strategy Caps are both 10%, the Index Precision Strategy and Index Performance Strategy Buffers are both 10%, and Index Guard Strategy Floor is -10%.~~

Bar Chart examples depicting how the Crediting Methods perform under different Index Returns are included in Appendix E.

~~If the Index Return were…~~	~~Credit Received Under Each Crediting Method~~				
	~~Index Protection Strategy~~	~~Index Precision Strategy~~	~~Index Performance Strategy~~	~~Index Guard Strategy~~	~~Analysis~~
~~1%~~	~~4%~~	~~8%~~	~~1%~~	~~1%~~	~~The Index Precision Strategy provides the most return potential in this example because the Performance Credit would be equal to the 8% Precision Rate.~~
~~25%~~	~~4%~~	~~8%~~	~~10%~~	~~10%~~	~~The Index Performance Strategy and Index Guard Strategy provide the most return potential in this example. If Caps were not equal between Index Performance Strategy and Index Guard Strategy, the Crediting Method with the higher Cap would provide the highest return potential.~~
~~-8%~~	~~0%~~	~~0%~~	~~0%~~	~~-8%~~	~~The Index Guard Strategy has the highest risk of loss in this example as it provides the least amount of protection in periods of small negative returns.~~
~~-25%~~	~~0%~~	~~-15%~~	~~-15%~~	~~-10%~~	~~The Index Protection Strategy provides the most loss protection in this example. You cannot lose assets based on a loss in Index Value under the Index Protection Strategy.~~

Comparison of Crediting Methods				
	Index Protection Strategy	**Index Precision Strategy**	**Index Performance Strategy**	**Index Guard Strategy**
What is the growth opportunity?	Offers the least growth opportunity as the DPSCs will generally be less than the Precision Rate and the Index Performance Strategy Cap. You receive the DPSC if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary.	Generally offers more growth opportunity than the Index Protection Strategy, but less than the Index Performance Strategy. Growth opportunity may be more or less than what is available with the Index Guard Strategy depending on Precision Rates and ~~Cap rates~~Caps. You receive a Performance Credit equal to the Precision Rate if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary.	Generally offers more growth opportunity than the Index Protection Strategy or Index Precision Strategy. Growth opportunity may be more or less than what is available with the Index Guard Strategy depending on ~~Cap rates~~Caps. Positive Index Returns are limited by the Cap.	Generally offers more growth opportunity than the Index Protection Strategy. Growth opportunity may be more or less than what is available with the Index Precision Strategy or Index Performance Strategy depending on Precision Rates and ~~Cap rates~~Caps. Positive Index Returns are limited by the Cap.
What is the asset protection?	Offers the most protection. You cannot lose assets based on a loss in Index Value. If the Index loses value, you do not receive a Credit.	Offers protection from smaller negative market movements, but also has the potential for the largest loss in any one year. Asset protection may be more or less than what is available with the Index Performance Strategy depending on ~~Buffer rates~~Buffers. A percentage of negative Index ~~Returns are~~Return is absorbed by the Buffer, but you will receive a negative Performance Credit for losses greater than the Buffer.	Offers protection from smaller negative market movements, but also has the potential for the largest loss in any one year. Asset protection may be more or less than what is available with the Index Precision Strategy depending on ~~Buffer rates~~Buffers. A percentage of negative Index ~~Returns are~~Return is absorbed by the Buffer, but you will receive a negative Performance Credit for losses greater than the Buffer.	Offers protection from significant negative market movements, but is sensitive to smaller negative market movements that persist over time. Permits a negative Performance ~~Credits~~Credit down to the Floor.
What can change within a Crediting Method?	The DPSCs are subject to a 1.50% minimum. Initial DPSCs for newly issued Contracts can change frequently. Your initial DPSCs are set on the Index Effective Date. We can change your renewal DPSCs annually on each Index Anniversary.	The Precision Rates are subject to a 1.50% minimum, and the Buffers subject to a 5% minimum. The Buffers and initial Precision Rates for newly issued Contracts can change frequently. Your initial Precision Rates are set on the Index Effective Date. We can change your renewal Precision Rates annually on each Index Anniversary, but we ~~set your Buffers on the Issue Date and we~~ cannot change ~~them~~your Buffers after they are established.	The Caps are subject to a 1.50% minimum, and the Buffers subject to a 5% minimum. The Buffers and initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary, but we ~~set your Buffers on the Issue Date and we~~ cannot change ~~them~~your Buffers after they are established.	The Caps are subject to a 1.50% minimum, and the Floors subject to a -25% minimum. The Floors and initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary, but we ~~set your Floors on the Issue Date and we~~ cannot change ~~them~~your Floors after they are established.

NOTE:
- *The DPSCs, Precision Rates, and Caps may vary substantially based on market conditions.*
- *DPSCs, Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy.*

How Can I Allocate My Purchase Payments?

You can allocate your Purchase Payments to any or all of the available Allocation Options in whole percentages. We only allow allocations to the Index Options on the Index Effective Date and on subsequent Index Anniversaries. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary.

NOTE: If you allocate an additional Purchase Payment to the Index Options, we place that allocation in the AZL Government Money Market Fund until the next Index Anniversary, when we transfer the allocations from the AZL Government Money Market Fund to the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

What Are the Different Values Within the Contract?

The Contract provides the following values.

- The Contract Value is the sum of your Variable Account Value and total Index Option Values. Contract Value does not include any currently applicable withdrawal charge, final product fee, final rider fee, or final contract maintenance charge that we assess on a full withdrawal or when you request Annuity Payments.

- The Variable Account Value is the sum of the values in your selected Variable Options. It includes the deduction of Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, rider fee and withdrawal charge. Your Variable Account Value changes daily based on the performance of your selected Variable Options.

- The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, rider fee and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, we calculate the current Index Option Value for each Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option by adding a Daily Adjustment to the Index Option Base (which is the amount you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Performance Credits). We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. The Daily Adjustment calculation is not affected by any partial withdrawal or the deduction of Contract expenses. Any amounts removed from these Index Options during the Index Year **do not** receive a Performance Credit on the next Index Anniversary, but the amount remaining does receive a Performance Credit subject to the Precision Rate or Cap and Buffer, or Cap and Floor. If you take a withdrawal, annuitize the Contract, transfer out of Index Options to the Variable Options, or if we pay a death benefit each Index Option Value for each Crediting Method also includes any increase from the Alternate Minimum Value, if higher. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value by adding the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

During the Index Year the Index Protection Strategy Index Option Values do not change for Index performance. Amounts withdrawn from the Index Protection Strategy during the Index Year will not receive a DPSC. On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values change for Index performance through the Daily Adjustment. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer for the Index Precision Strategy and Index Performance Strategy, or losses down to the Floor for the Index Guard Strategy. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index Value subject to the Precision Rate or Cap and losses in Index Value either greater than the Buffer, or losses down to the Floor. The Daily Adjustment does this by tracking the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary using the formulas in Appendix B. The Proxy Investment is an investment tracking mechanism designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Precision Rate or Cap and Buffer, or Cap and Floor). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index value gain or

loss would be if the investment were held until the Index Anniversary. The Daily Adjustment does not give you the actual Index return on the day of the calculation.

When the Daily Adjustment is positive, your Index Option Value has increased since the beginning of the year; when it is negative, your Index Option Value has decreased (excluding the effect of any partial withdrawal or the deduction of Contract expenses). The Daily Adjustment is generally negatively affected by interest rate decreases, dividend rate increases, poor market performance and the expected volatility of index prices. Increases in the expected volatility of index prices negatively affect the Index Precision Strategy and Index Performance Strategy, while decreases in the expected volatility of index prices negatively affect the Index Guard Strategy. All other factors being equal, even if the current Index return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will not be equal to the Precision Rate or Cap until the next Index Anniversary.

For more information see section 6, Valuing Your Contract~~,~~; section 7, Index Options~~,~~; and Appendix B. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(b) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.

How Do We Apply Credits to the Index Options?

We calculate and apply Credits on the Index Anniversary based on the Index Values and the Index Returns. Positive Credits are not guaranteed, and Credits can be zero under all the available Crediting Methods. Credits can be negative after application of the Buffer under the Index Precision Strategy and Index Performance Strategy, or negative down to the Floor under the Index Guard Strategy.

Under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy you can lock in the current Index Option Value on any Business Day during the Index Year by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options. A Performance Lock applies to the total Index Option Value (including any Daily Adjustment) in an Index Option, and not just a portion of that Index Option Value. After the Business Day we process your request to lock in an Index Option Value (Lock Date), Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:

- **Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive a ~~DPSC or a Performance~~ Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for a ~~DPSC or a Performance~~ Credit on the next Index Anniversary. Performance Credits under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are subject to the Precision Rate or Cap and Buffer, or Cap and Floor.** Contract expenses include the product fee, ~~the~~ contract maintenance charge and any applicable rider fee or withdrawal charge.
- If you take a partial withdrawal on any day other than an Index Anniversary, we first calculate the Index Option Value (which includes the Daily Adjustment under the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Options), then compare the percentage of Index Option Value withdrawn to an equivalent percentage of its Alternate Minimum Value and pay you the greater of these two amounts.

Can My Contract Lose Value Because of Negative Changes in an Index's Value?

If you select the Index Protection Strategy, your Contract cannot lose value due to negative Index Returns. However, if you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, your Contract can lose value due to negative Index Returns. **These losses could be significant.**

Can I Transfer Index Option Value Between the Allocation Options?

On each Index Anniversary you can transfer Variable Account Value to the available Index Options and you can reallocate your Index Option Values. On every sixth Index Anniversary you can transfer Index Option Value to the Variable Options. At the end of the six-year term, we allow you to transfer all of the money in the Index Options to the Variable Options, even if a portion of that money was added after the start of the six-year term, and has been allocated to the Index Options for less than six years.

How Can I Take Money Out of My Contract?

You can take money out of your Contract by taking withdrawals, required minimum distributions or Annuity Payments. You can withdraw money from either the Variable Options or the Index Options. Amounts withdrawn from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary do not receive a Performance Credit, but they do receive the Daily Adjustment on the day of the withdrawal. Amounts withdrawn from an Index Protection Strategy Index Option will not receive a DPSC.

A withdrawal before an Index Anniversary from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option may not receive the full benefit of the Precision Rate, Cap, Buffer or Floor. This occurs because the Daily Adjustment calculation takes into account what may potentially happen between the withdrawal date and the next Index Anniversary. As a result, even if the Index Return is above the Precision Rate or Cap, the Daily Adjustment may be less than the Precision Rate or Cap, because there is a possibility that the Index Return could decrease before the end of the Index Year. Similarly, even though a negative Index Return may be within the amount of the Buffer for the Index Precision Strategy and Index Performance Strategy, the Owner (person(s) designated at Contract issue who may exercise all rights granted by the Contract – "you," "your," and "yours") still may receive a negative Daily Adjustment (i.e., lose money, including previously applied positive Credits) because there is a possibility that the Index Return could decrease before the end of the Index Year. Also, a negative Index Return for the Index Guard Strategy may result in you receiving a Daily Adjustment lower than the Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the Floor until the Index Anniversary.

If you withdraw more than is allowed by the free withdrawal privilege we may assess a withdrawal charge. Under the waiver of withdrawal charge benefit in most states you can take a one-time withdrawal from your Contract after the first Contract Anniversary without incurring a withdrawal charge if you are confined to a nursing home for a period of at least 90 consecutive days. If you take required minimum distributions from a Contract that qualifies for special tax treatment under sections of the Internal Revenue Code (Qualified Contract) to pay required minimum distribution amounts owing with regard to the Contract, these distributions are not subject to a withdrawal charge. However, required minimum distributions reduce the amount available under the free withdrawal privilege.

When we process a withdrawal from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on a day other than an Index Anniversary we determine the proper amount to deduct by calculating the Index Option Value using the Daily Adjustment. For more information see section 9, Access to Your Money.

What Are My Annuity Options?

The Contract includes several Annuity Options that can provide fixed life, or fixed life and term certain Annuity Payments. The designated individual(s) upon whose life we base Annuity Payments are the Annuitant(s). For more information see section 10, The Annuity Phase.

Does the Contract Provide a Death Benefit?

The Contract provides a guaranteed Traditional Death Benefit based on the greater of Contract Value, or total Purchase Payments adjusted for withdrawals. There is no additional charge for the Traditional Death Benefit. Alternatively, you can select at issue the optional Maximum Anniversary Value Death Benefit for an additional rider fee if all Owners and the Annuitant are age 75 or younger. The Maximum Anniversary Value Death Benefit is not available to Contracts issued before the date of this prospectus. The Maximum Anniversary Value Death Benefit provides the greater of Contract Value, or the Maximum Anniversary Value (the highest Contract Value on any Index Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals). **The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit's appropriateness with your Financial Professional.**

These death benefits are first-to-die death benefits based on the life of the person(s) designated at Contract issue (Determining Life). The Determining Life (or Lives) is either the Owner(s) or the Annuitant if the Owner is a non-individual. We establish the Determining Lives at Contract issue and they generally do not change unless there is a divorce or you establish a Trust. If you change Owners or the Annuitant after the Issue Date, upon death of the Owner, the person(s) designated to receive the death benefit (Beneficiary(s)) may only receive the Contract Value. For more information see section 3, Ownership, Annuitants, Determining Life, Beneficiaries, and Payees and section 11, Death Benefit.

What If I Need Customer Service?

If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197. You can also contact us by mail at Allianz Life Insurance Company of North America, P.O. Box 561, Minneapolis, MN 55440-0561.

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Allocation Options. For more information, see section 8, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract's Initial Phase, the Accumulation Phase[1]
(as a percentage of each Purchase Payment withdrawn)[2]

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount[3]
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Transfer Fee[4]……………………………....... …………………………	$25
(for each transfer between Variable Options after twelve in a Contract Year)	
Premium Tax[5]…………………………….... ………………………………	3.5%
(as a percentage of each Purchase Payment)	

OWNER PERIODIC EXPENSES

Contract Maintenance Charge[6]……………………………………………..	$50
(per Contract per year)	

(1) The Contract provides a free withdrawal privilege that allows you to withdraw 10% of your total Purchase Payments annually without incurring a withdrawal charge, as discussed in section 9, Access to Your Money – Free Withdrawal Privilege.

(2) The Withdrawal Charge Basis is the amount subject to a withdrawal charge, as discussed in section 8, Expenses – Withdrawal Charge.

(3) In Florida, the total withdrawal charge on a partial or full withdrawal cannot be greater than 10% of the Contract Value withdrawn. In Iowa and Pennsylvania the withdrawal charge is 8.25%, 8%, 7%, 6%, 5%, 4% and 0% for the time periods referenced. In Mississippi the withdrawal charge is 8.5%, 7.5%, 6.5%, 5.5%, 5%, 4% and 0% for the time periods referenced.

(4) We count all transfers made in the same Business Day as one transfer, as discussed in section 8, Expenses – Transfer Fee. The transfer fee does not apply to transfers to or from the Index Options and these transfers do not count against your free transfers. Transfers are subject to the market timing policies discussed in section 5, Variable Options – Excessive Trading and Market Timing.

(5) Not currently deducted, but we reserve the right to do so in the future. This is the maximum charge we could deduct if we exercise this right, as discussed in section 8, Expenses – Premium Tax.

(6) Waived if the Contract Value is at least $100,000, as discussed in section 8, Expenses – Contract Maintenance Charge.

CONTRACT ANNUAL EXPENSES

	Annual Contract Fees[7] (as a percentage of the Charge Base)
Product Fee………………………………......…………………………………………	1.25%
Rider Fee for the optional Maximum Anniversary Value Death Benefit……………………	~~0.15~~0.20%
Total Contract Fees for Contracts with the optional Maximum Anniversary Value Death Benefit………………………………………………………………………..	~~1.40~~1.45%

(7) We do not assess the product fee or rider fee during the Annuity Phase. See section 8, Expenses – Annual Contract Fees: Product Fee and Rider Fee.

ANNUAL OPERATING EXPENSES OF THE VARIABLE OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Variable Options for the period ended December 31, 2017, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of a Variable Option's average daily net assets. ***The Index Options do not assess any separate operating expenses, and are not included in the following chart.***-*[TO BE UPDATED ON AMENDMENT]*

	Minimum	Maximum
Total annual Variable Option operating expenses (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	___%	___%

The table below describes, in detail, the annual expenses of the Variable Options before fee waivers and/or expense reimbursements. We show the expenses as a percentage of a Variable Option's average daily net assets for the most recent calendar year. Expenses may vary in current and future years. ~~The investment advisers for the Variable Options provided the fee and expense information and we did not independently verify it.~~ See the Variable Options' prospectuses for further information regarding the expenses you may expect to pay. Some of the Variable Options or their affiliates may also pay service fees to us or our affiliates. If these fees are deducted from Variable Option assets, they are reflected in the table below.-*[TO BE UPDATED ON AMENDMENT]*

Variable Option	Management fees	Rule 12b-1 fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
BLACKROCK					
AZL Government Money Market Fund					
ALLIANZ FUND OF FUNDS					
AZL MVP Balanced Index Strategy Fund[1]					
AZL MVP Growth Index Strategy Fund[1]					

(1) The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the Allianz Fund of Funds and the Allianz Fund of Funds do not pay service fees or 12b-1 fees. The underlying funds of the Allianz Fund of Funds may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

EXAMPLES

These examples are intended to help you compare the cost of investing in this Contract's Variable Options with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and your Variable Options earn a 5% annual return. They are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on the Variable Options you select and whether and when you take withdrawals.

We deduct the $50 contract maintenance charge in the examples on each Contract Anniversary during the Accumulation Phase (or the next Business Day if the Contract Anniversary is not a Business Day), and we deduct it from each Annuity Payment during the Annuity Phase. We may waive this charge under certain circumstances, as described in section 8, Expenses – Contract Maintenance Charge. We deduct the annual Contract fees (maximum charge of 1.25% product fee and a ~~0.15~~0.20% rider fee for a Contract with the Maximum Anniversary Value Death Benefit) in the examples on each Quarterly Contract Anniversary during the Accumulation Phase, as described in section 8, Expenses – Annual Contract Fees: Product Fee and Rider Fee. A transfer fee may apply, but is not reflected in these examples (see section 8, Expenses – Transfer Fee).

[TO BE UPDATED ON AMENDMENT]

1) If you surrender your Contract (take a full withdrawal) at the end of each time period.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
____% (the maximum Investment Option operating expense)	$	$	$	$
____% (the minimum Investment Option operating expense)	$	$	$	$

2) If you annuitize your Contract and begin Annuity Payments at the end of each time period. The earliest available Annuity Date (the date we begin making Annuity Payments ~~begin~~) is one year after the Issue Date ~~(the date we issue the Contract)~~.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
____% (the maximum Investment Option operating expense)	-	$	$	$
____% (the minimum Investment Option operating expense)	-	$	$	$

3) If you do not surrender your Contract.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
____% (the maximum Investment Option operating expense)	$	$	$	$
____% (the minimum Investment Option operating expense)	$	$	$	$

RISK OF NEGATIVE RETURNS

If you allocate money to the Variable Options, returns will fluctuate and may be negative. You can lose money (including previously applied positive Credits).

If you allocate money to the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, Index fluctuations may cause Performance Credits to be either negative after application of the Buffer, or negative down to the amount of the Floor. You can incur a loss, which could be significant. **If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose** ~~principal even if the Index Return is positive on the date of withdrawal~~**money (including previously applied positive Credits) because of the Daily Adjustment and Contract fees and expenses (including withdrawal charges that we deduct when amounts are withdrawn before the end of the withdrawal charge period) even if Index performance has been positive. Ongoing Contract fees and expenses associated with investments in the index-linked annuities could also cause amounts available for withdrawal to be less than what you invested, even if Index performance has been positive.**

If you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy we calculate each of your Index Option Values on each Business Day during the Index Year by adding the Daily Adjustment. The Daily Adjustment affects the calculation of these Index Option Values we use to calculate Contract Value between Index Anniversaries, and it affects the Contract Value available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in a loss even if Index performance has been positive since the beginning of the Index Year. The Contract Value as adjusted by the Daily Adjustment may also be less than you would have received as a Performance Credit on the next Index Anniversary. The Daily Adjustment is generally negatively affected by interest rate decreases, dividend rate increases, poor market performance and the expected volatility of index prices. Increases in the expected volatility of index prices negatively affect the Index Precision Strategy and Index Performance Strategy, while decreases in the expected volatility of index prices negatively affect the Index Guard Strategy. All other factors being equal, even if the current Index Return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will frequently not be equal to the Precision Rate or Cap until the next Index Anniversary.

Even if the current Index return during the Index Year is positive, the Daily Adjustment may be negative until the Index Anniversary. This means if money is withdrawn or removed from the Index Precision Strategy, Index Performance Strategy, or Index Guard Strategy, you could ~~receive reduced principal~~**lose money (including previously applied positive Credits) even if the current Index return is positive on that day. If the current Index return during the Index Year is negative** ~~but within the Buffer for Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. Similarly, if the Index Return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary~~**, the Daily Adjustment could result in losses greater than the protection provided by the Buffer or the Floor.**

The Alternate Minimum Value may, in limited instances, mitigate negative return risk associated with the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options.

CALCULATION OF CREDITS

We calculate Credits each Index Year on the Index Anniversary. If you allocate money to the Index Protection Strategy, positive returns are limited ~~to~~by the amount of the DPSCs. You are not subject, however, to potential negative Credits. The Precision Rates on the Index Precision Strategy and the Caps on the Index Performance Strategy and Index Guard Strategy limit upward performance and could cause your returns to be lower than they would otherwise have been if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index, or if you allocated to the Variable Options.

The Index Options do not directly participate in the returns of the Indices' underlying securities, and do not receive any dividends payable on these securities. Index returns would be higher if they included the dividends from the underlying securities. Over the past ten years the actual Index returns without dividends and the returns if dividends for the underlying securities had been included would have been as follows: *[TO BE ADDED ON AMENDMENT]*

	January 1, 2008 through December 31, 2017			
	S&P 500® Index	Nasdaq-100® Index	Russell 2000® Index	EURO STOXX 50®
Returns without dividends	8.04%	14.91%	9.23%	-0.21%
Returns with dividends	10.36%	16.13%	10.74%	3.88%

DPSCs, Precision Rates and Caps may be adjusted annually on the Index Anniversary and may vary significantly from year to year. Changes to DPSCs, Precision Rates and Caps may significantly affect the amount of Credit you receive. (For more information, see the "Changes to Caps, Precision Rates, Declared Protection Strategy Credits (DPSCs), and Notice of Buffers and Floors" discussion later in this section.

The Crediting Methods only capture Index Values on one day each year, so you will bear the risk that the Index Value might be abnormally low on these days.

SUBSTITUTION OF AN INDEX

There is no guarantee that the Indices will be available during the entire time that you own your Contract. If we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Credits. We may substitute a new Index for an existing Index if:

- the Index is discontinued,
- we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative securities to hedge the Index, or we are not licensed to use the Index, or
- the method of calculation of the Index Values changes substantially, resulting in significantly different Index Values and performance results. This could occur, for example, if an Index altered the types of securities tracked, or the weighting of different categories of securities.

If we add or substitute an Index, unless the Index has been discontinued, we first seek any required regulatory approval (from each applicable state insurance regulator) and then provide you with written notice. We also provide you with written notice if an Index changes its name. Substitutions of an Index may occur during an Index Year. If we substitute an Index, this does not cause a during an Index Year, we will combine the return of the previously available substituted Index from the prior Index Anniversary to the substitution date with the return of the new Index from the substitution date to the next Index Anniversary. If we substitute an Index during an Index Year, we do not change in the Buffers, Floors, current Charge Base, current DPSCs, current Precision Rates, or current Caps. Changes to the DPSCs, Precision Rates, or Caps for the new Index, if any, occur at the next regularly scheduled Index Anniversary. Depending on the constitution of the previously available substituted Index, the volatility of its investments, and our ability to hedge the Index's performance, we may determine for the next Index Year, in our discretion, that a higher or lower Precision Rate, Cap or DPSC may be appropriate for the new Index. However, we would not implement any change to reflect this difference until the next Index Anniversary after the substitution. Under the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, this may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index.

The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be substantially similar to the Index it is replacing and we will replace any equity Index with a broad-based equity index.

CHANGES TO CAPS, PRECISION RATES, DECLARED PROTECTION STRATEGY CREDITS (DPSCs), AND NOTICE OF BUFFERS AND FLOORS

NOTE: You can only transfer Contract Value you allocate to an Index Option to a Variable Option on a sixth Index Anniversary.

We generally establish the Index Precision Strategy and Index Performance Strategy Buffers and Index Guard Strategy Floors on the Issue Date. However, if an Index Option is added to your Contract after the Issue Date, the Buffer or Floor for that Index Option is established on the date the Index Option is added to your Contract. Buffers and Floors are stated in your Contract and do not change after they are established. We establish the initial DPSCs for the Index Protection Strategy, initial Precision Rates for the Index Precision Strategy and initial Caps for the Index Performance Strategy and Index Guard Strategy on the Index Effective Date. We publish the Buffers, Floors, DPSCs, Precision Rates and Caps for rider fee (see section 11) if all Owners and the Annuitant are age 75 or younger on the Issue Date. The Maximum Anniversary Value Death Benefit potentially provides an increased death benefit based on the Maximum Anniversary Value (highest Contract Value on any Index Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals).

The Accumulation Phase ends upon the earliest of the following.
- The Business Day before the Annuity Date.
- The Business Day we process your request for a full withdrawal.
- Upon the death of any Owner (or the Annuitant if the Contract is owned by a non-individual), the Business Day we first receive the documents we require before we pay any death claim (Valid Claim) from any one Beneficiary, unless the surviving spouse/Beneficiary continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Allocation Options until the complete distribution of the death benefit.

If you request Annuity Payments, your Contract enters the *Annuity Phase*. During the Annuity Phase we make regular fixed periodic payments (Annuity Payments) based on the life of a person you choose (the Annuitant), or life and term certain. We send Annuity Payments to you (the Payee). You can choose when Annuity Payments begin (the Annuity Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. Your Annuity Payments do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 10, The Annuity Phase.

STATE SPECIFIC CONTRACT RESTRICTIONS

If you purchase a Contract, it is subject to the law of the state in which it is issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. Features for which there are state-specific Contract provisions include the following.
- Free look/right to examine provisions.
- Availability of Crediting Methods.
- The withdrawal charge.
- Restrictions on additional Purchase Payments, Contract assignments and the earliest Annuity Date.
- The insulation or non-insulation of the unregistered separate account that supports your Contract.
- Availability of the waiver of withdrawal charge benefit.

All material state variations in the Contract are disclosed in this prospectus. If you would like more information regarding state-specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus.

WHEN THE CONTRACT ENDS

The Contract ends when:
- all applicable phases of the Contract (Accumulation Phase and/or Annuity Phase) have ended, and/or
- if we received a Valid Claim, all applicable death benefit payments have been made.

For example, if you purchase a Contract and later take a full withdrawal of the total Contract Value, both the Accumulation Phase and the Contract end even though the Annuity Phase never began and we did not make any death benefit payments.

3. OWNERSHIP, ANNUITANTS, DETERMINING LIFE, BENEFICIARIES, AND PAYEES

OWNER

You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. The Owner may be a non-individual, which is anything other than an individual person, and could be a trust, qualified plan, or corporation. Qualified Contracts can only have one Owner.

4. PURCHASING THE CONTRACT

PURCHASE REQUIREMENTS

To purchase this Contract, all Owners and the Annuitant must be age 80 or younger on the Issue Date.

The Purchase Payment requirements for this Contract are as follows.
- The minimum initial Purchase Payment due on the Issue Date is $10,000.
- You can make additional Purchase Payments of $50 or more during the Accumulation Phase.
- We do not accept additional Purchase Payments on or after the Annuity Date.
- The maximum total Purchase Payments we accept without our prior approval is $1 million.

We may, at our sole discretion, waive the minimum Purchase Payment requirements.

Once we receive your initial Purchase Payment and all necessary information in Good Order at our Service Center, we issue the Contract within two Business Days and allocate your payment to your selected Allocation Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order. Our Business Day closes when regular trading on the New York Stock Exchange closes.

If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the payment and/or application until we receive it. A Purchase Payment is "received" when it arrives at our Service Center from the address for mailing checks listed at the back of this prospectus regardless of how or when you submitted them. We forward Purchase Payments we receive at the wrong address to the last address listed at the back of this prospectus, which may delay processing.

We may terminate your ability to make additional Purchase Payments because we reserve the right to decline any or all Purchase Payments at any time on a nondiscriminatory basis. This applies to Contracts issued in all states except those listed in the following Note. If mandated under applicable law, we may be required to reject a Purchase Payment. **If we exercise our right to no longer allow additional Purchase Payments this may limit your ability to fund your Contract's guaranteed benefits such as the Traditional Death Benefit or Maximum Anniversary Value Death Benefit.**

NOTE:
- **For Contracts issued in Maryland, New Jersey, and in Florida before August 24, 2015:** The maximum total Purchase Payments that we can accept is $1 million. We can only decline a Purchase Payment if it would cause total Purchase Payments to be more than $1 million, or if it would otherwise violate the Purchase Payment restrictions of your Contract (for example, we do not allow additional Purchase Payments on or after the Annuity Date).
- **For Contracts issued in Florida on or after August 24, 2015:** We can only decline a Purchase Payment if it would cause total Purchase Payments to be more than $1 million, or if it would otherwise violate the Purchase Payment restrictions of your Contract (for example, we do not allow additional Purchase Payments on or after the Annuity Date).
- **For Contracts issued in Mississippi**: We do not accept additional Purchase Payments on or after the first Contract Anniversary. We also limit the amount of additional Purchase Payments you can make on or after the first Quarterly Contract Anniversary to the amount of total Purchase Payments we received before the first Quarterly Contract Anniversary.
- **For Contracts issued in Utah:** We do not accept additional Purchase Payments on or after the first Contract Anniversary.

You can change your future Purchase Payment allocation instructions at any time without fee or penalty. These changes are effective on the Business Day we receive them in Good Order at our Service Center. We accept changes to future allocation instructions from any Owner unless you instruct otherwise. We may allow you to authorize someone else to change these allocation instructions on your behalf. ***Changes you make to your future Purchase Payment allocation instructions will not rebalance or transfer Contract Value among your selected Index Options on the next Index Anniversary.***

NOTE: Variable Options are subject to market risk and money allocated to them may lose value before it can be transferred into the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

AUTOMATIC INVESTMENT PLAN (AIP)

The AIP makes additional Purchase Payments to the Variable Options during the Accumulation Phase on a monthly or quarterly basis by electronic money transfer from your savings, checking or brokerage account. You can participate in AIP by completing our AIP form. Our Service Center must receive your form in Good Order by the 15th of the month (or the next Business Day if the 15th is not a Business day) in order for AIP to begin that same month. We process AIP Purchase Payments on the 20th of the month, or the next Business Day if the 20th is not a Business Day. We allocate AIP Purchase Payments according to your future allocation instructions which must comply with the allocation requirements and restrictions stated in this section. AIP has a maximum of $1,000 per month. We must receive your request to stop or change AIP at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Business Day we process AIP to make the change that month. If you choose to begin Annuity Payments, AIP ends automatically on the Business Day before the Annuity Date. We reserve the right to discontinue or modify AIP at any time and for any reason.

NOTE: For Owners of Qualified Contracts, AIP is not available if your Contract is funding a plan that is tax qualified under Section 401 of the Internal Revenue Code. AIP is also not available if your Contract is an Inherited IRA or Inherited Roth IRA.

FREE LOOK/RIGHT TO EXAMINE PERIOD

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). If you cancel within the allowed period, in most states we return your Contract Value as of the Business Day we receive your cancellation request in Good Order. This may be more or less than your initial Purchase Payment. In states that require us to return Purchase Payments less withdrawals if you cancel your Contract, we return Contract Value less withdrawal charges if greater.

IRA ~~Qualified~~ Contracts require us to return Purchase Payments less withdrawals in most states; in these states we return Contract Value less withdrawal charges if greater. Certain states (such as Pennsylvania) require return of Contract Value for IRA ~~Qualified~~ Contracts; in these states we return Purchase Payments less withdrawals if greater.

Some states and certain IRA ~~Qualified~~ Contracts require return of Purchase Payments. For these Contracts, we reserve the right to allocate your initial Purchase Payment to the AZL Government Money Market Fund until the free look period ends, and then re-allocate your money, less fees and charges, according to your future Purchase Payment allocation instructions. If we allocate your initial Purchase Payment to the AZL Government Money Market Fund during the free look period and:

- your requested Index Effective Date would occur during this time, we change your Index Effective Date to the next Business Day after the free look period that is not the 29th, 30th or 31st of the month.
- you cancel your Contract during this time, we return the greater of Purchase Payments less withdrawals, or Contract Value.
- you do not cancel your Contract during this time, we re-allocate your money according to your future Purchase Payment allocation instructions after the free look period as follows:
  - if your instructions include the Variable Options, we re-allocate this portion of your money on the next Business Day after the free look period.
  - if your instructions include the Index Options, we re-allocate this portion of your money on the Index Effective Date.

Contract Value includes application of the Alternate Minimum Value if the free look occurs after the Index Effective Date and you selected an Index Option.

In the Contract, the free look provision is also called the right to examine.

NOTE FOR CONTRACTS ISSUED TO PERSONS AGES 60 OR OLDER IN CALIFORNIA: For Owners age 60 or older (or Annuitants age 60 or older for non-individually owned Contracts), we are required to allocate your initial Purchase Payment to the AZL Government Money Market Fund during the 30 day free look period unless you specify otherwise on the appropriate form. If you want to immediately apply your Purchase Payment to the Index Options or other Variable Options you must opt out of this allocation. If you do not opt out of this allocation to the AZL Government Money Market Fund your Index Effective Date cannot occur until the free look period has ended.

5. VARIABLE OPTIONS

The following table lists this Contract's Variable Options and their associated investment advisers and subadvisers, investment objectives, and ~~primary investments~~principle investment strategies. Depending on market conditions, you can gain or lose value by investing in the Variable Options. In the future, we may add, eliminate or substitute Variable Options to the extent permitted by the federal securities laws and, when required, the SEC.

You should read the Variable Options' prospectuses carefully. The Variable Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. The operation of the Variable Options and their various risks and expenses are described in the Variable Options' prospectuses. We send you the current copy of the Variable Options' prospectus when we issue the Contract. **(You can also obtain the current Variable Options' prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)**

Currently, the Variable Options are not publicly traded mutual funds. They are available only as Variable Options in variable annuity contracts or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. A material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. Each Variable Option's Board of Directors monitors for material conflicts, and determines what action, if any, should be taken to address any conflicts.

The names, investment objectives and policies of certain Variable Options may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the Variable Options' investment results may be higher or lower than these other portfolios' results. The investment advisers cannot guarantee, and make no representation, that these similar funds' investment results will be comparable even though the Variable Options have the same names, investment advisers, objectives, and policies.

Each Variable Option offered by the Allianz Variable Insurance Products Fund of Funds Trust (Allianz VIP Fund of Funds Trust) is a "fund of funds" and diversifies its assets by investing primarily in shares of several other affiliated mutual funds.

The Variable Options may pay 12b-1 fees to the Contracts' distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the Variable Options' advisers, distributors and/or affiliates for administrative services and benefits we provide to the Variable Options. The compensation amount usually is based on the Variable Options' aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum service fee we currently receive from any Variable Option in any Contract is 0.35% annually of the average aggregate amount invested by us in the Variable Options.

The Allianz VIP Fund of Funds Trust underlying funds do not pay 12b-1 fees or service fees to the Trust, and the Trust does not charge 12b-1 fees or service fees. The Allianz VIP Fund of Funds Trust underlying funds or their advisers may pay service fees to us and our affiliates for providing customer service and other administrative services to you. Service fees may vary depending on the underlying fund.

We offer other variable annuity contracts that may invest in these Variable Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.

Allianz Investment Management LLC is an adviser/subadviser that is a subsidiary of Allianz Life.

VOTING PRIVILEGES

We legally own the Variable Option shares. However, when a Variable Option holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and we vote shares proportionally, a small number of Owners may determine a vote's outcome. If we determine we no longer need to get your voting instructions, we will decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.

We determine your voting interest in a Variable Option as follows.
- You can provide voting instructions based on the dollar value of the Variable Option's shares in your Contract's subaccount. We calculate this value based on the number and value of accumulation units for your Contract on the record date. We count fractional units.
- You receive proxy materials and a voting instruction form.

6. VALUING YOUR CONTRACT

Your Contract Value increases and decreases based on Purchase Payments, transfers, withdrawals, deduction of fees and charges, and the performance of your selected Allocation Options. Your Contract Value is the total of the Variable Account Value (if you allocate to the Variable Options or for Purchase Payments held in the AZL Government Money Market Fund before we transfer them to the Index Options) and the total Index Option Value (if you allocate to the Index Options). For information on how we calculate your Index Option Values see section 7, Index Options.

ACCUMULATION UNITS

When we receive a Purchase Payment that you allocate to the Variable Options at our Service Center, or for a Purchase Payments held in the AZL Government Money Market Fund before we transfer it to the Index Options, we credit your Contract with accumulation units based on the Purchase Payment amount and daily price (accumulation unit value) for the subaccount of your selected Variable Option. A subaccount's accumulation unit value is based on the price (net asset value) of the underlying Variable Option. A Variable Option's net asset value is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day's price.

We arbitrarily set the initial accumulation unit value for each subaccount. On the Issue Date, the number of accumulation units in each subaccount is equal to the initial Purchase Payment amount allocated to a subaccount, divided by that subaccount's accumulation unit value.

<u>Example</u>
- On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.
- When the New York Stock Exchange closes on that Wednesday, we determine that the accumulation unit value is $13.25 for your selected Variable Option.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.415094 subaccount accumulation units for your selected Variable Option.

At the end of each Business Day, we adjust the number of accumulation units in each subaccount as follows. Additional Purchase Payments and transfers into a subaccount increase the number of accumulation units. Withdrawals, transfers out of a subaccount, and the deduction of any Contract charge decrease the number of accumulation units.

At the end of each Business Day for each subaccount, we multiply the accumulation unit value at the end of the prior Business Day by the percentage change in value of a Variable Option since the prior Business Day. The percentage change includes the market performance of the Variable Option.

COMPUTING VARIABLE ACCOUNT VALUE

We calculate your Variable Account Value at the end of each Business Day by multiplying each subaccount's accumulation unit value by its number of accumulation units, and then adding those results together for all subaccounts. Allocations (additional Purchase Payments and transfers of Index Option Value to the Variable Options) increase your Variable Account Value, withdrawals and Contract expenses reduce your Variable Account Value.

7. INDEX OPTIONS

When you allocate money to the Index Options you earn Credits based on the Index Option you select. The following are the currently available Crediting Methods and Indices. Each Index Option is the combination of a Crediting Method and an Index. *The Indices are described in more detail in Appendix A.*

Crediting Methods	Indices
Index Protection Strategy	S&P 500® Index
Index Precision Strategy	Russell 2000® Index
Index Performance Strategy	Nasdaq-100® Index
Index Guard Strategy	EURO STOXX 50®

The following availability restrictions apply to the Crediting Methods and/or Indices:

Crediting Method / Indices	Not Available To:
Index Protection Strategy	- Contracts issued in Washington - Contracts issued in Delaware before August 24, 2015 that have a Contract number starting with DAZ - Contracts issued in Missouri on or after April 25, 2016
Index Protection Strategy with the Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®	- All ~~inforce~~ Contracts issued before the date of this prospectus
Index Precision Strategy	- All Contracts issued before August 24, 2015 that have a Contract number starting with DAZ
Index Precision Strategy with the EURO STOXX 50®	- Contracts issued in Missouri before April 25, 2016
Index Performance Strategy with the EURO STOXX 50®	- Contracts issued in Missouri before April 25, 2016 - All Contracts issued before August 24, 2015 that have a Contract number starting with DAZ
Index Guard Strategy	- Contracts issued in Missouri before April 25, 2016 - All Contracts issued before August 24, 2015 that have a Contract number starting with DAZ

If a Crediting Method or Index is not available, you cannot allocate to it unless we make it available to you on a future Index Anniversary. Certain Crediting Methods and/or Indices also may not be available from all selling firms or from all Financial Professionals. Please consult with your Financial Professional for more information.

NOTE TO CONTRACTS THAT DO NOT INCLUDE THE INDEX PROTECTION STRATEGY: If in future years the renewal Cap and Precision Rates for the Index Performance Strategy, Index Guard Strategy and Index Precision Strategy are not acceptable to you, you will not be able to transfer into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money (including previously applied positive Credits).

The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest return potential, ~~and~~but provides the most protection. You cannot lose money (or previously applied positive Credits) that you allocate to the Index Protection Strategy due to negative Index performance. Potential returns and risks are higher for the other Crediting Methods.

Although the ~~Index Precision Strategy,~~ Index Performance Strategy ~~and~~, Index Guard Strategy and Index Precision Strategy offer higher potential returns than the Index Protection Strategy, you can lose money (including previously applied positive Credits) that you allocate to these Crediting Methods due to negative Index performance **and these losses could be significant**. Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision ~~Rate~~Rates will ~~always~~generally be greater than the ~~DPSC, and~~DPSCs, though they will generally be less than the Index Performance Strategy Caps. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the ~~Buffer~~Buffers, and for the Index Guard Strategy by the Floor. The ~~Buffer has~~Index Precision Strategy and Index Performance Strategy Buffers have protection for smaller negative ~~returns~~market movements, but also ~~has~~have the potential for the largest loss in any one year that has a significant market decline. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the ~~Buffer~~Buffers. The Index Guard Strategy is sensitive to smaller negative market movements that persist over time, but provides more certainty regarding the maximum loss in any one year. ~~The Index Precision Strategy and Index Performance Strategy have protection for smaller negative market movements, but they also have the potential for the largest loss in any one year.~~

The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries, and the deduction of any previously assessed contract maintenance charge, product fee, rider fee and withdrawal charge during the Index Year. Positive Credits are not guaranteed and Credits can be zero under all the available Crediting Methods. Credits can be negative after application of the Buffer under the Index Precision Strategy and Index Performance Strategy, or negative down to the Floor under the Index Guard Strategy. **A negative Performance Credit means that you can lose money (including previously applied positive Credits).** We apply Credits on Index Anniversaries. On Index Anniversaries each Index Option Value also increases with any additional Purchase Payment allocated or Contract Value transferred into an Index Option and decreases with any transfer out of an Index Option.

On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy is valued by using the Daily Adjustment. The application of the Daily Adjustment estimates the present value of positive or negative Performance Credits on the next Index Anniversary. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index Value subject to the Precision Rate or Cap and losses in ~~the~~ Index Value either greater than the Buffer, or losses down to the Floor ~~on the next Index Anniversary~~. The Daily Adjustment is a calculation mechanism by which Index Option Values are established each Business Day for purposes of computing amounts available for full or partial withdrawals, an annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in an adjustment up or down from the preceding Index Anniversary or Index Effective Date.

If you take a withdrawal, annuitize the Contract, transfer Contract Value from an Index Option to a Variable Option, or if we pay a death benefit, we calculate the Alternate Minimum Value for each Index Option Value in all Crediting Methods. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value by adding the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR: **Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive ~~the DPSC or a Performance~~a Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for ~~the DPSC or a Performance~~a Credit on the next Index Anniversary. Performance Credits under Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are subject to the Precision Rate or Cap and Buffer, or Cap and Floor.** Contract expenses include the product fee, the contract maintenance charge and any applicable rider fee or withdrawal charge.

DETERMINING INDEX OPTION VALUE FOR THE INDEX PROTECTION STRATEGY

On any Business Day, each Index Protection Strategy Index Option Value is equal to the amount you allocate to that Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the Index Option Base. The Daily Adjustment does not apply to the Index Protection Strategy, but the Alternate Minimum Value does.

On the Index Effective Date both the Index Option Value and the Index Option Base for each of your selected Index Protection Strategy Index Options are equal to either:

- the amount of your initial Purchase Payment you allocated to the Index Option if the Index Effective Date is the Issue Date, or
- the amount of Variable Account Value you allocated to the Index Option.

Index Option Value Daily Adjustment for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy

We designed the Daily Adjustment to provide an Index Option Value during the Accumulation Phase on days other than the Index Effective Date or an Index Anniversary. The Daily Adjustment generally reflects the change in market value of your allocation to an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option. We add a Daily Adjustment to these Index Option Values for purposes of computing amounts available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment directly increases or decreases your Index Option Values. The Daily Adjustment is different from the method we use to apply Performance Credits to an Index Option on an Index Anniversary. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer, or losses down to the Floor. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index Value subject to the Precision Rate or Cap and losses in Index Value either greater than the Buffer, or losses down to the Floor. The Daily Adjustment does this by using a Black Scholes model to track the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary. The Proxy Investment is designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Precision Rate or Cap and Buffer, or Cap and Floor). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index Value gain or loss would be if the investment were held until the Index Anniversary. The Daily Adjustment does not give you the actual Index return on the day of the calculation.

The Daily Adjustment can be positive or negative. When the Daily Adjustment is positive, an Index Option Value is higher than the Index Option Base. When the Daily Adjustment is negative, an Index Option Value is lower than the Index Option Base. The Daily Adjustment will differ from the current Index return. The Daily Adjustment is affected by the length of time until the next Index Anniversary and it is generally negatively affected by interest rate decreases, dividend rate increases, poor market performance and the expected volatility of index prices. Increases in the expected volatility of index prices negatively affect the Index Precision Strategy and Index Performance Strategy, while decreases in the expected volatility of index prices negatively affect the Index Guard Strategy. All other factors being equal, even if the current Index return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will frequently not be equal to the Precision Rate or Cap until the next Index Anniversary. **Even if the current Index return during the Index Year is positive, the Daily Adjustment may be negative until the Index Anniversary. This means if money is withdrawn or removed from the Index Precision Strategy, Index Performance Strategy, or Index Guard Strategy, you could** ~~receive reduced principal~~<u>lose money and previously applied Credits</u> **even if the current Index return is positive on that day. If the current Index return during the Index Year is negative** ~~but within the Buffer for Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. Similarly, if the current Index return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary~~<u>, the Daily Adjustment could result in losses greater than the protection provided by the Buffer or the Floor</u>**.**

At the end of each Business Day during the Index Year (other than the Index Effective Date or Index Anniversary) we add each Daily Adjustment to its Index Option Base to calculate each Index Option Value before we process any partial withdrawal or deduct any Contract expenses. If there is a system error in calculating your Daily Adjustment, or if the Index Value for a Business Day is not received, we will calculate the Daily Adjustment when corrected or other required information is received, effective as of the original pricing date.

For more information on how we calculate the Daily Adjustment see Appendix B.

Index Option Value Performance Locks for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy

Under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy you can lock in a current Index Option Value by requesting a Performance Lock. You can request a lock once each Index Year for each of these Index Options. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary. However, the Index Option Value does decrease during the remainder of the Index Year for any partial withdrawals and the deduction of any Contract expenses. Beginning on the next Index Anniversary, your locked Index Options will no longer be locked and Daily Adjustments will again apply.

A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact, or avoid receiving, a negative Performance Credit. The disadvantage of taking a Performance Lock is that the relevant Index Value may increase until the next Index Anniversary, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full Precision Rate or Cap, or less than the full protection of the Buffer or the Floor that you would have received if you waited for us to apply the Performance Credit on the next Index Anniversary.

THE ALTERNATE MINIMUM VALUE

The Alternate Minimum Value is the guaranteed minimum on each of your Index Option Values if we pay a death benefit, upon annuitization, if you take a withdrawal, or if you transfer Contract Value from an Index Option to a Variable Option. The Alternate Minimum Value applies to all of the Crediting Methods. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary, we first calculate the Index Option Value and add the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. On the Index Effective Date the Alternate Minimum Value for each of your Index Options is equal to the Index Option Base multiplied by the AMV Factor. On each day during the Index Year, the Alternate Minimum Value is equal to the Index Option Base on the last Index Anniversary (or the Index Effective Date if this is the first Index Year) (adjusted for any withdrawals, including any withdrawal charge) multiplied by the AMV Factor plus the Accumulated Alternate Interest. We then add the Daily Adjustment if this is an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option.

We establish the Alternate Minimum Base for each of your Index Options. On the Index Effective Date it is equal to the Index Option Base multiplied by the AMB Factor. The Accumulated Alternate Interest is the total interest your Contract has earned under the Alternate Minimum Value. The interest that is added each day to the Accumulated Alternate Interest is equal to the Alternate Minimum Base multiplied by the alternate interest rate, then dividing this result by 365. We set the alternate interest rate on the Issue Date and it does not change during the time you own your Contract

On each Index Anniversary we reset your Alternate Minimum Value to equal the new Index Option Base multiplied by the AMV Factor plus the Accumulated Alternate Interest. We also reset your Alternate Minimum Base to equal the Index Option Base multiplied by the AMB Factor plus the Accumulated Alternate Interest. The Accumulated Alternate Interest does not reset on the Index Anniversary. The Index Option Base is determined at the end of the day on the Index Anniversary after applying any Credit, additional Purchase Payment, transfers into or out of the Index Option, partial withdrawals and Contract expenses. If you receive no Credits, or only modest Credits, over many years the Alternate Minimum Value may be higher than the Index Option Value. However, we expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

If you take a full withdrawal, annuitize the Contract, or we pay a death benefit we compare each of your Index Option Values (after any applicable withdrawal charge, final product fee, final rider fee and final contract maintenance charge) and its associated Alternate Minimum Value using values determined at the end of the Business Day. If any Index Option Value is less than its Alternate Minimum Value, we increase the Index Option Value to equal its Alternate Minimum Value before we calculate Annuity Payments or pay out any ~~Contract Value as a~~full withdrawal or death benefit.

If you take a partial withdrawal or transfer Index Option Value to a Variable Option, we compare the percentage of Index Option Value withdrawn (including any applicable withdrawal charge) with an equivalent percentage of its Alternate Minimum Value using values determined at the end of the Business Day we process the partial withdrawal or transfer. If the percentage of Index Option Value is less than the equivalent percentage of Alternate Minimum Value, we add the difference to the amount we pay to you as a partial withdrawal or to the amount transferred.

You can find more information about the Alternate Minimum Value at Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.

OPTIONAL REBALANCING PROGRAM

Your selected Index Options' performance may cause the percentage of total Index Option Value in each Index Option to change. Rebalancing can help you maintain your selected Index Option allocation percentages. You can direct us to automatically adjust your Index Option Value on each Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) according to your instructions. We must receive your optional rebalancing program form in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day we rebalance. We reserve the right to discontinue or modify the optional rebalancing program at any time and for any reason. To end this program, we must receive your request at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Index Anniversary.

8. EXPENSES

Contract fees and expenses reduce your investment return and are described here in detail.

ANNUAL CONTRACT FEES: PRODUCT FEE AND RIDER FEE

The product and rider fees are annualized rates that we calculate and accrue on a daily basis as a percentage of the Charge Base during the Accumulation Phase. The Charge Base is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Charge Base as follows.

- We increase it by the amount of any additional Purchase Payments.
- We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include all Contract expenses (withdrawal charge, product fee, rider fee, contract maintenance charge, and transfer fee).

On each Quarterly Contract Anniversary (or on the next Business Day if the Quarterly Contract Anniversary is not on a Business Day) the Charge Base is equal to the Contract Value determined at the end of the Business Day after we process any additional Purchase Payments or withdrawals, and if this is an Index Anniversary, after we apply any Credits.

We begin calculating and accruing the daily product fee amount, and rider fee amount if applicable, on the day after the Issue Date. We calculate the daily product and rider fees before we process any additional Purchase Payments or withdrawals, and if this is also an Index Anniversary, before we ~~process any transfers and~~ apply any Credits. We deduct the product and rider fees on each Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) with the following exceptions.

- If you withdraw the total Contract Value, we deduct the final product and rider fees (the total of all daily product and rider fees we calculated for the current Contract quarter) before processing the withdrawal.
- If you annuitize the Contract, we deduct the final product and rider fees before calculating Annuity Payments.
- Upon the death of an Owner (or Annuitant if the Owner is a non-individual), we deduct the final rider fee before calculating the death benefit, and we deduct the final product fee before calculating the death benefit if death benefit payment Option A or Annuity Payments under death benefit payment Option C is selected.

	Annual Contract Fees (as a percentage of the Charge Base)
Product Fee[1]..	1.25%
Rider Fee for the optional Maximum Anniversary Value Death Benefit[2]....................	~~0.15~~0.20%
Total Contract Fees for Contracts with the optional Maximum Anniversary Value Death Benefit...	~~1.40~~1.45%

(1) Upon the death of the Owner, we continue to assess this product fee under death benefit payment Option B, and with optional payments under death benefit payment Option C, as noted in section 11, Death Benefit.

(2) We no longer assess the ~~0.15~~0.20% rider fee for the Maximum Anniversary Value Death Benefit once we receive either the first Valid Claim from any one Beneficiary, or due proof of a Determining Life's death if you and the Determining Life are different individuals and the Determining Life predeceases you..

We deduct the product and rider fees on a dollar for dollar basis from the Contract Value and we deduct it proportionately from each Allocation Option.

We do not treat the deduction of the product and rider fees as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit, or the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit (see section 11). However, if you select the Maximum Anniversary Value Death Benefit ~~and your Index Effective Date or~~we deduct all Contract expenses on the Index Anniversary ~~occurs on the Issue Date or~~(including the product and rider fees if this is also a Quarterly Contract Anniversary~~, we deduct the rider fee from the Contract Value before comparing the current~~) before we lock in any annual investment gains to the Maximum Anniversary Value ~~and Contract Value~~.

If on a Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) the Contract Value is less than the product and rider fees, we deduct your total remaining Contract Value to cover the final product and rider fees and reduce your Contract Value to zero. If the deduction of the final product and rider fees reduces your Contract Value to zero and your selected death benefit has ended, we treat this as a full withdrawal and your Contract ends.

Changes to the Charge Base change the product and rider fee amount. For example, if you make an additional Purchase Payment both your Charge Base and daily product and rider fee amount also increase. Similarly, a withdrawal decreases both your Charge Base and daily product and rider fee amount.

The product fee compensates us for providing all your Contract's benefits, including our contractual obligation to make Annuity Payments and certain Contract and distribution expenses. The product fee also compensates us for assuming the expense risk that the current charges are less than future Contract administration costs as well as the cost of providing certain features under the Contract. The rider fee compensates us for the benefit provided by the Maximum Anniversary Value Death Benefit, including the benefit's guarantees. If the product and rider fees cover these costs and risks, any excess is profit to us. We anticipate making such a profit.

Example: You purchase a Contract with the Traditional Death Benefit. On the Quarterly Contract Anniversary your annual product fee is 1.25% and your Contract Value and Charge Base are $100,000. This Contract Value includes any Variable Option gains or losses and any Daily Adjustments or Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily product fee amount for this quarter as follows:

(the Charge Base) x (annual product fee ÷ 365) = daily product fee amount, or: $100,000 x (1.25% ÷ 365) = $3.42

If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly product fee is:

(number of days in the current quarter) x (daily product fee amount), or: 89 x $3.42 = $304.38

On the next Quarterly Contract Anniversary we would deduct $304.38 from the Contract Value. We first account for any gains/losses on the Variable Options and add any Daily Adjustments or Credits to the Index Option Values, then process any additional Purchase Payments and withdrawals, including deduction of the total quarterly product fee. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,205, we would begin computing the daily product fee for the next quarter on the next day as:

(the Charge Base) x (annual product fee ÷ 365) = daily product fee amount, or: $101,250 x (1.25% ÷ 365) = $3.47

If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily product fee for the remainder of the quarter on the next day as:

(the Charge Base) x (annual product fee ÷ 365) = daily product fee amount, or: $116,250 x (1.25% ÷ 365) = $3.98

If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly product fee is:

(number of days in the current quarter) x (daily product fee amount), or:

(43 x $3.47) + (49 x $3.98) = $149.21 + $195.02 = $344.23

On the next Quarterly Contract Anniversary we would deduct $344.23 from the Contract Value after we account for any gains/losses on the Variable Option and add any Daily Adjustments or Credits to the Index Options. We would then

~~process any additional Purchase Payments and any other withdrawals and set the Charge Base equal to this new Contract Value and begin computing the daily product fee for the next quarter on the next day.~~

~~Please note that this example may differ from your actual results due to rounding.~~

Examples depicting how we calculate the product and rider fees are included in Appendix D.

CONTRACT MAINTENANCE CHARGE

Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:

- During the Accumulation Phase, if the total Contract Value for all Index Advantage Contracts you own is at least $100,000 at the end of the last Business Day before the Contract Anniversary, or if the Contract Value for this single Index Advantage Contract is at least $100,000 on the Contract Anniversary. We determine the total Contract Value for all individually owned Index Advantage Contracts by using the Owner's social security number, and for non-individually owned Index Advantage Contracts we use the Annuitant's social security number.
- During the Annuity Phase if the Contract Value on the last Business Day before the Annuity Date is at least $100,000.
- When paying death benefits under death benefit payment options A, B, or C.

During the Accumulation Phase, we deduct the contract maintenance charge on a dollar for dollar basis from the Contract Value on the Contract Anniversary (or the next Business Day if the Contract Anniversary is not a Business Day) and we deduct it proportionately from each Allocation Option. If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit, or the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit (if applicable). During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment.

WITHDRAWAL CHARGE

You can take withdrawals during the Accumulation Phase. A withdrawal charge applies if any part of a withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payments withdrawn (excluding any penalty-free withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract expenses.

We do not assess a withdrawal charge on penalty-free withdrawals or amounts we deduct to pay Contract expenses, other than the withdrawal charge. However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge. Amounts withdrawn to pay investment adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege. Penalty-free withdrawals include: withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit and payments under our minimum distribution program.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis and we process withdrawal requests as follows.

1. First we withdraw from Purchase Payments that we have had for six or more complete years, which is your Contract's withdrawal charge period. This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.
2. Then, if this is a partial withdrawal, we withdraw from the free withdrawal privilege (see section 9, Access to Your Money – Free Withdrawal Privilege). This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.
3. Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract's withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis may help reduce the total withdrawal charge because the charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable withdrawal charge percentage and then totaling the charges. This withdrawal reduces the Withdrawal Charge Basis.
4. Finally we withdraw any Contract earnings. This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount[1]
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

(1) In Iowa and Pennsylvania the withdrawal charge is 8.25%, 8%, 7%, 6%, 5%, 4% and 0% for the time periods referenced. In Mississippi the withdrawal charge is 8.5%, 7.5%, 6.5%, 5.5%, 5%, 4% and 0% for the time periods referenced.

Upon a full withdrawal, we first deduct any applicable product fee, rider fee and contract maintenance charge before we calculate the withdrawal charge. We deduct any applicable withdrawal charge from the total Contract Value and send you the remaining amount. For a partial withdrawal we deduct the amount you request, plus any applicable withdrawal charge from the total Contract Value. We apply the withdrawal charge to this total amount and we pay you the amount you requested. We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Allocation Option unless you provide us with alternate instructions. If a partial withdrawal occurs on a day that we also assess the product fee, rider fee and/or contract maintenance charge, we assess these charges in this order after we deduct the withdrawal and any applicable withdrawal charge from the Contract Value.

The withdrawal charge compensates us for expenses associated with selling the Contract.

Example: You make an initial Purchase Payment of $30,000 and make another Purchase Payment in the first month of the second Contract Year of $70,000. In the third month of the third Contract Year, your Contract Value is $110,000 and you request a $52,000 withdrawal. We withdraw money and compute the withdrawal charge as follows.

1) **Purchase Payments beyond the withdrawal charge period.** All payments are still within the withdrawal charge period, so this does not apply.

2) **Amounts available under the free withdrawal privilege.** You did not take any other withdrawals this year, so you can withdraw up to 10% of your total payments (or $10,000) without incurring a withdrawal charge.

3) **Purchase Payments within the withdrawal charge period on a FIFO basis.** The total amount we withdraw from the first Purchase Payment is $30,000, which is subject to a 7% withdrawal charge, and you receive $27,900. We determine this amount as follows:

   (amount withdrawn) x (1 – withdrawal charge) = the amount you receive, or:
   $30,000 x 0.93 = $27,900.

   Next we withdraw from the second Purchase Payment. So far, you received $37,900 ($10,000 under the free withdrawal privilege and $27,900 from the first Purchase Payment), so we withdraw $14,100 from the second Purchase Payment to equal the $52,000 you requested. The second Purchase Payment is subject to an 8% withdrawal charge. We calculate the total amount withdrawn and its withdrawal charge as follows:

   (the amount you receive) ÷ (1 – withdrawal charge) = amount withdrawn, or:
   $14,100 ÷ 0.92 = $15,326.

4) **Contract earnings.** We already withdrew your requested amount, so this does not apply.

In total we withdrew $55,326 from your Contract, of which you received $52,000 and paid a withdrawal charge of $3,326.

9. ACCESS TO YOUR MONEY

The money in your Contract is available under the following circumstances:

- by withdrawing your Contract Value;
- by taking required minimum distributions (Qualified Contracts only) as discussed in "Minimum Distribution Program and Required Minimum Distribution (RMD) Payments" later in this section;
- by taking Annuity Payments; or
- when we pay a death benefit.

You can take withdrawals during the Accumulation Phase. We process withdrawal requests based on values next determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. Any withdrawal request received at or after the end of the current Business Day receives the next Business Day's values.

Any partial withdrawal must be for at least $100.* The Contract Value after a partial withdrawal must be at least $2,000.* **We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.**

* Does not apply to required minimum distributions.

We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Allocation Option unless you provide us with alternate instructions. If you are withdrawing money from an Index Option we also apply any Alternate Minimum Value to the amount we send you as described in section 7, Index Options – The Alternate Minimum Value.

When you take a full withdrawal, we process your request on the Business Day we receive it in Good Order at our Service Center as follows:

- total Contract Value,
- less any final product fee, final rider fee and final contract maintenance charge,
- less any withdrawal charge, and
- plus any increase from the application of the Alternate Minimum Value if you selected an Index Option.

See the Fee Tables and section 8, Expenses for a discussion of these charges. See also section 7, Index Options – The Alternate Minimum Value.

We pay withdrawals promptly, but in no event later than seven days after receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).

NOTE:

- **Any amount withdrawn from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option is subject to a Daily Adjustment, which may be negative.**
- **Ordinary income taxes and tax penalties may apply to any withdrawal you take.**
- We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals, surrenders, or death benefits until we receive instructions from the appropriate regulator. If, pursuant to SEC rules, the AZL Government Money Market Fund suspends payment of redemption proceeds in connection with a fund liquidation, we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the AZL Government Money Market Fund subaccount until the fund is liquidated.
- **For Contracts issued in Montana:** If you take a partial withdrawal that reduces the Contract Value below $2,000, we contact you by phone and give you the option of modifying your withdrawal request. If we cannot reach you, we process your request as a full withdrawal.

- **For Contracts issued in Texas:** We only treat a partial withdrawal that reduces the Contract Value below $2,000 as a full withdrawal if you have not made an additional Purchase Payment in the past two calendar years.

FREE WITHDRAWAL PRIVILEGE

Each Contract Year, you can withdraw up to 10% of your total Purchase Payments without incurring a withdrawal charge (the free withdrawal privilege). Any unused free withdrawal privilege in one Contract Year is not added to the amount available next year. Withdrawals of Purchase Payments that are beyond the withdrawal charge period are not subject to a withdrawal charge and do not reduce your free withdrawal privilege. Required minimum distribution payments are not subject to a withdrawal charge, but do reduce your free withdrawal privilege.

NOTE: **The free withdrawal privilege is not available upon a full withdrawal.**

SYSTEMATIC WITHDRAWAL PROGRAM

The systematic withdrawal program can provide automatic withdrawal payments to you. However, if your Contract Value is less than $25,000, we only make annual payments. You can request to receive these withdrawal payments monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw under this program is $100 and there is no maximum. During the withdrawal charge period (if applicable), systematic withdrawals in excess of the free withdrawal privilege are subject to a withdrawal charge. We make systematic withdrawals on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your systematic withdrawal program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these withdrawals, or your program does not begin until the next month. This program ends at your request or when you withdraw your total Contract Value. However, we reserve the right to discontinue or modify the systematic withdrawal program at any time and for any reason.

NOTE:
- **Ordinary income taxes and tax penalties may apply to systematic withdrawals.**
- **The systematic withdrawal program is not available while you are receiving required minimum distribution payments.**

MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS

If you own an IRA or SEP IRA ~~Qualified~~ Contract, you can participate in the minimum distribution program during the Accumulation Phase. If you purchase this Contract as an Inherited IRA ~~Qualified~~ Contract, we generally require you to participate in the minimum distribution program when you purchase this Contract. Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for this Qualified Contract. RMD payments are not subject to a withdrawal charge, but they reduce the free withdrawal privilege amount during the Contract Year. We can make payments to you on a monthly, quarterly, semi-annual or annual basis. However, if your Contract Value is less than $25,000, we only make annual payments. You cannot aggregate RMD payments between this Contract and other qualified contracts that you own. We make RMD payments on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these payments, or your program does not begin until the next month.

Inherited IRA Contracts. If you (the Owner) were the spouse of the deceased owner of a previous tax-qualified investment and your spouse had not yet reached the date at which he/she was required to begin receiving RMD payments, then you can wait to begin receiving RMD payments until the year that your deceased spouse would have reached age 70½. Alternately, if your deceased spouse had already reached the date at which he/she was required to begin receiving RMD payments, you can begin RMD payments based on your single life expectancy in the year following your deceased spouse's death, or (if longer) your deceased spouse's life expectancy in the year of his/her death reduced by one. You must begin to receive these RMD payments by December 31 of the year following the year of your deceased spouse's death.

NOTE:
- **You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.**
- **The minimum distribution program is not available while you are receiving systematic withdrawals.**

WAIVER OF WITHDRAWAL CHARGE BENEFIT

After the first Contract Year, if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary, you can take withdrawals and we waive the withdrawal charge. This waiver is not available if any Owner was confined to a nursing home on the Issue Date. We base this benefit on the Annuitant for non-individually owned Contracts. We must receive proof of confinement in Good Order for each withdrawal before we waive the withdrawal charge.

NOTE FOR CONTRACTS ISSUED IN:
- **Massachusetts –** The waiver of withdrawal charge benefit is not available.
- **New Hampshire –** The definition of nursing home is an institution operated in accordance with state law.
- **Pennsylvania –** The waiver is not available if on the Issue Date, an Owner was confined to a nursing home or was already diagnosed with a terminal illness. Also, the nursing home confinement requirement is a total of 90 days within a six month period. These 90 days do not need to be consecutive.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone transfers or payments for withdrawals for any period when:
- the New York Stock Exchange is closed (other than customary weekend and holiday closings);
- trading on the New York Stock Exchange is restricted;
- an emergency (as determined by the SEC) exists as a result of which disposal of the Variable Option shares is not reasonably practicable or we cannot reasonably value the Variable Option shares; or
- during any other period when the SEC, by order, so permits for the protection of Owners.

10. THE ANNUITY PHASE

Prior to annuitization, you can surrender your Contract and receive your total Contract Value (less the final product fee, any final rider fee or contract maintenance charge, and any applicable withdrawal charge).

Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.

You can apply your Contract Value to regular periodic fixed annuity payments (Annuity Payments). The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)' age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)' age or gender, we recalculate the Annuity Payments based on the correct age or gender.

CALCULATING YOUR ANNUITY PAYMENTS

We base Annuity Payments upon the following:
- The Contract Value on the Annuity Date.
- The age of the Annuitant and any joint Annuitant on the Annuity Date.
- The gender of the Annuitant and any joint Annuitant where permitted.
- The Annuity Option you select.
- Your Contract's interest rate (or current rates, if higher) and mortality table.

If the Annuity Date is not an Index Anniversary and you selected the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, Contract Value includes the Daily Adjustment. ~~Contract Value also includes~~If the Annuity Date is not an Index Anniversary and you selected the Index Protection Strategy, Contract Value does not include the DPSC. Contract Value does include any increase from the Alternate Minimum Value if you selected any of the available Index Options~~. If you annuitize on any day other than a Contract Anniversary and you selected the Index Protection Strategy, the DPSC for the current Index Year is not applied to your Annuity Payments~~. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payout option period that you selected, except as provided under Annuity Option 3. The contract maintenance charge is deducted proportionately from each Annuity Payment, unless your Contract Value on the last Business Day before the Annuity Date is at least $100,000.

ANNUITY PAYMENT OPTIONS

You can choose one of the Annuity Options described below or any other payment option to which we agree. Before the Annuity Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After Annuity Payments begin, you cannot change the Annuity Option.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant's death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant, with payments for a guaranteed minimum period that you select.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% selected by the Owner when he or she chose this Annuity Payment option. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant, with payments for a minimum guaranteed period that you select.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant's death. After the Annuitant's death, the Payee may receive a lump sum refund. The amount of the refund equals the amount applied to this Annuity Option minus the total paid under this option.

Before the first Annuity Payment is deposited or cashed, if all Annuitants die and we receive due proof of death, we will cancel Annuity Payments and pay the death benefit that was available on the last Business Day before the Annuity Date to the named Beneficiary(s). (The death benefit is described in section 11.) However, if you selected Annuity Option 2 or 4 and the Beneficiary would prefer to receive Annuity Payments during the guaranteed period rather than the death benefit, we will make Annuity Payments to the Beneficiary until the end of the guaranteed period.

After the Annuitant's death under Option 2, or the last surviving joint Annuitant's death under Option 4, we make Annuity Payments during the remaining guaranteed period in the following order based on who is still alive: the Payee, any surviving original Owner, the last surviving Owner's Beneficiaries, or to the last surviving Owner's estate if there are no remaining or named Beneficiaries.

Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 20-year guaranteed period are less than payout rates for a 10-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.

NOTE: **If you do not choose an Annuity Option before the Annuity Date, we make Annuity Payments to the Payee under Annuity Option 2 with ten years of guaranteed monthly payments.**

WHEN ANNUITY PAYMENTS BEGIN

Annuity Payments begin on the Annuity Date. Your scheduled Annuity Date is the maximum permitted date allowed for your Contract, which is the first day of the calendar month following the later of: a) the Annuitant's 90th birthday, or b) the tenth Contract Anniversary. An earlier Annuity Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. ***You can make an authorized request for a different, earlier or later Annuity Date after the Issue Date, but any such request is subject to applicable law and our approval.*** An earlier or later Annuity Date may not be available to you depending on the Financial Professional you purchase your Contract through and your state of residence. Your Annuity Date must be at least two years after the Issue Date.* The Annuity Date cannot be later than what is permitted under applicable law.

*   In Florida, the earliest acceptable Annuity Date is one year after the Issue Date.

NOTE: **If on the maximum permitted Annuity Date (which is generally age 95 or 100) your Contract Value is greater than zero, you must annuitize the Contract.** We notify you of your available options in writing 60 days in advance. If you have not selected an Annuity Option, we make payments under Annuity Option 2 with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.

11. DEATH BENEFIT

"You" in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.

The Contract provides the Traditional Death Benefit. If available, you can instead select the Maximum Anniversary Value Death Benefit at Contract issue for an additional rider fee if all Owners and the Annuitant are age 75 or younger. The Maximum Anniversary Value Death Benefit is not available to Contracts issued before the date of this prospectus. **The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit's appropriateness with your Financial Professional.**

The death benefit is only available during the Accumulation Phase. If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information after the end of the current Business Day, we use the next Business Day's prices.

If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. If a Beneficiary dies before you or the Designated Life, that Beneficiary's interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no remaining Beneficiaries, or no named Beneficiaries, we pay the death benefit to your estate, or if the Owner is a non-individual, to the Owner. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, he or she each receives an equal share. Any part of the death benefit that is in the Allocation Options remains there until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in the Allocation Options continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we may no longer accept or process transfer requests. After we receive the first Valid Claim from any Beneficiary we also will not accept additional Purchase Payments or allow any partial or full withdrawals unless the withdrawal is required to comply with federal tax law.

The Contract provides the Traditional Death Benefit based on the greater of:
- Contract Value, or
- total of all Purchase Payments received, reducedadjusted for withdrawals. Withdrawals reduce total Purchase Payments by the percentage of Contract Value withdrawn, determined at the end of each Business Day. *Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.*

If instead you select the Maximum Anniversary Value Death Benefit, the death benefit is the greater of:
- the Contract Value, or
- the Maximum Anniversary Value.

If the date we are determining the death benefit is not an Index Anniversary and you selected the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, Contract Value includes the Daily Adjustment. Contract Value also includes any increase from the Alternate Minimum Value if you selected any of the available Index Options.

MAXIMUM ANNIVERSARY VALUE

The Maximum Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Maximum Anniversary Value as follows.

- We increase it by the amount of any additional Purchase Payments.
- We reduce it by the percentage of any Contract Value withdrawn. *Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.*

If the Index Effective Date occurs after the Issue Date, the Maximum Anniversary Value on the Index Effective Date is calculated in the same way as on an Index Anniversary.

On each Index Anniversary before the end date (or on the next Business Day if the Index Anniversary is not on a Business Day) the Maximum Anniversary Value is equal to the greater of:

- its current value after processing any additional Purchase Payments or withdrawals, or
- the Contract Value determined at the end of the Business Day after we process all daily transactions including Credits, any additional Purchase Payments or withdrawals, and amounts we withdraw for Contract expenses.

On and after the end date, we no longer make this comparison and you will no longer receive lock ins of any annual investment gains to the Maximum Anniversary Value.

The end date occurs on the earliest of:

- the older Determining Life's 91st birthday; or
- the end of the Business Day we receive the first Valid Claim from any one Beneficiary.

What Happens Upon Death?

If you are the Determining Life, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation we determine the Traditional Death Benefit or Maximum Anniversary Value Death Benefit (if applicable) at the end of the Business Day we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of:

- their portion of total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies (or their portion of the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies) determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary, or
- their portion of the Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim.

If you and the Determining Life (Lives) are different individuals and do not die simultaneously, the death benefit is as follows. *This can only occur if you change the Owner after the Issue Date.*

- **If a Determining Life dies before you, we do not pay a death benefit to the Beneficiary(s) but we may increase the Contract Value if the Traditional Death Benefit or Maximum Anniversary Value Death Benefit are still in effect.** At the end of the Business Day we receive due proof of a Determining Life's death we increase the Contract Value to equal the guaranteed death benefit value if greater and available, *and your selected death benefit ends*. (The guaranteed death benefit value is total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies, or the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies.) We allocate any Contract Value increase to the Allocation Options according to future Purchase Payment allocation instructions.
- Upon your death your Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive each Beneficiary's Valid Claim.

TAXATION OF ANNUITY CONTRACTS

The Contract has the following tax characteristics.

- Taxes on earnings are deferred until you take money out. Non-Qualified Contracts owned by corporations or partnerships do not receive income tax deferral on earnings.

- When you take money out of a Non-Qualified Contract, earnings are generally subject to federal income tax and applicable state income tax. All pre-tax money distributed from Qualified Contracts are subject to federal and state income tax, but qualified distributions from Roth IRA Contracts are not subject to federal income tax. This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.

- Taxable distributions are subject to an ordinary income tax rate, rather than a capital gains rate.

- Distributions from Non-Qualified Contracts are considered investment income for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

- If you take partial withdrawals from your Non-Qualified Contract, the withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.

- If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.

- If you take partial withdrawals or annuitize a Qualified Contract, you will be responsible for determining what portion, if any, of the distribution consists of after-tax money.

- If you take out earnings before age 59½, you may be subject to a 10% additional federal tax, unless you take a lifetime annuitization of your Contract or you take money out in a stream of substantially equal payments over your expected life in accordance with the requirements of the Code.

- A pledge, assignment, or ownership change of a Contract may be treated as a taxable event. You should discuss any pledge, assignment, or ownership change of a Contract with your tax adviser.

- If you purchase multiple non-qualified deferred annuity contracts from an affiliated group of companies in one calendar year, these contracts are treated as one contract for purposes of determining the tax consequences of any distribution.

- Death benefit proceeds from Non-Qualified Contracts are taxable to the beneficiary as ordinary income to the extent of any earnings. Death benefit proceeds must be paid out in accordance with the requirements of the Code.

- Depending upon the type of Qualified Contract you own, required minimum distributions (RMDs) must be satisfied when you reach a certain age. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract's RMD requirements.

- When you take money out of a Contract, we may deduct premium tax that we pay on your Contract. This tax varies from 0% to 3.5%, depending on your state. Currently, we pay this tax and do not pass it on to you.

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can make a "tax-free" exchange under Section 1035 of the Internal Revenue Code for all or a portion of one non-qualified annuity contract for another, or all of a life insurance policy for a non-qualified annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

- you might have to pay a withdrawal charge on your previous contract,
- there is a new withdrawal charge period for this Contract,
- other charges under this Contract may be higher (or lower),
- the benefits may be different, and
- you no longer have access to any benefits from your previous contract.

APPENDIX D – ~~SELECTED FINANCIAL DATA AND CONSOLIDATED FINANCIAL STATEMENTS~~ ANNUAL CONTRACT FEES CALCULATION EXAMPLES

Please note that these examples may differ from your actual results due to rounding.

TRADITIONAL DEATH BENEFIT

You purchase a Contract with the Traditional Death Benefit. On the Quarterly Contract Anniversary your annual product fee is 1.25% and your Contract Value and Charge Base are $100,000. This Contract Value includes any Variable Option gains or losses and any Daily Adjustments or Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily product fee amount for this quarter as follows:

(the Charge Base) x (annual product fee ÷ 365) = daily product fee amount, or: $100,000 x (1.25% ÷ 365) = $3.42

If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly product fee is:

(number of days in the current quarter) x (daily product fee amount), or: 89 x $3.42 = $304.79

On the next Quarterly Contract Anniversary we would deduct $304.79 from the Contract Value. We first account for any gains/losses on the Variable Options and add any Daily Adjustments or Credits to the Index Option Values, then process any additional Purchase Payments and withdrawals, including deduction of the total quarterly product fee. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250, we would begin computing the daily product fee for the next quarter on the next day as:

(the Charge Base) x (annual product fee ÷ 365) = daily product fee amount, or: $101,250 x (1.25% ÷ 365) = $3.47

If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily product fee for the remainder of the quarter on the next day as:

(the Charge Base) x (annual product fee ÷ 365) = daily product fee amount, or: $116,250 x (1.25% ÷ 365) = $3.98

If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly product fee is:

(number of days in the current quarter) x (daily product fee amount), or:

(43 x $3.47) + (49 x $3.98) = $149.10 + $195.08 = $344.18

On the next Quarterly Contract Anniversary we would deduct $344.18 from the Contract Value after we account for any gains/losses on the Variable Option and add any Daily Adjustments or Credits to the Index Option Values. We would then process any additional Purchase Payments and any other withdrawals and set the Charge Base equal to this new Contract Value and begin computing the daily product fee for the next quarter on the next day.

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

You purchase a Contract with the Maximum Anniversary Value Death Benefit. On the Quarterly Contract Anniversary your total annual Contract fees are 1.45% (1.25% product fee and a 0.20% rider fee) and your Contract Value and Charge Base are $100,000. This Contract Value includes any Variable Option gains or losses and any Daily Adjustments or Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily product fee amount for this quarter as follows:

(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $100,000 x (1.45% ÷ 365) = $3.97

If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:

(number of days in the current quarter) x (daily Contract fee amount), or: 89 x $3.97 = $353.56

On the next Quarterly Contract Anniversary we would deduct $353.56 from the Contract Value. We first account for any gains/losses on the Variable Options and add any Daily Adjustments or Credits to the Index Option Values, then process any additional Purchase Payments and withdrawals, including deduction of the total quarterly product fee. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250, we would begin computing the daily Contract fee for the next quarter on the next day as:

(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $101,250 x (1.45% ÷ 365) = $4.02

If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily product fee for the remainder of the quarter on the next day as:

(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $116,250 x (1.45% ÷ 365) = $4.62

If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:

(number of days in the current quarter) x (daily Contract fee amount), or:

(43 x $4.02) + (49 x $4.62) = $172.96 + $226.29 = $399.25

On the next Quarterly Contract Anniversary we would deduct $399.25 from the Contract Value after we account for any gains/losses on the Variable Option and add any Daily Adjustments or Credits to the Index Option Values. We would then process any additional Purchase Payments and any other withdrawals and set the Charge Base equal to this new Contract Value and begin computing the daily Contract fee for the next quarter on the next day.

APPENDIX E – BAR CHART EXAMPLES

These hypothetical examples show conceptually how the Crediting Methods might work in different market environments and assume no change in the hypothetical DPSC, Caps or Precision Rate. They do not predict or project the actual performance of the Allianz Index Advantage Variable Annuity. Although an Index or Indices will affect your Index Option Values, the Index Options do not directly participate in any stock or equity investment and are not a direct investment in an Index. The Index Value does not include the dividends paid on the stocks underlying a stock index. An allocation to an Index Option is not a purchase of shares of any stock or index fund. These examples do not reflect deduction of the Contract expenses.





A closer look at the Index GUARD Strategy



A If the annual index return is positive, but less than the declared cap, the annual performance credit would be equal to the index return.

B If the annual index return exceeds the declared cap, a performance credit equal to the cap would be applied.

C If the annual index return is negative, but is within the -10% floor, there would be a negative performance credit equal to the index return.

D If the annual index return is negative and below the -10% floor, the negative performance credit would be limited to the -10% floor.

A closer look at the Index PRECISION Strategy



A If the annual index return is zero or positive, which means the value of the index remained the same or increased, the entire Precision Rate would be applied.

B If the annual index return is positive and exceeds the Precision Rate, the Precision Rate would be applied.

C If the annual index return is negative, but within the 10% buffer, there would be no performance credit.

D If the annual index return is negative and exceeds the 10% buffer, there would be a negative performance credit equal to the amount of negative returns in excess of the buffer.